Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tamarack Aerospace Group, Inc.
2021 Industrial Drive
Sandpoint , ID 83864
www.tamarackaero.com

Up to $4,999,999.24 in Common Stock at $4.43
Minimum Target Amount: $9,998.51

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tamarack Aerospace Group, Inc.
Address: 2021 Industrial Drive, Sandpoint , ID 83864
State of Incorporation: WA
Date Incorporated: June 07, 2010

Terms:

Equity

Offering Minimum: $9,998.51 | 2,257 shares of Common Stock
Offering Maximum: $4,999,999.24 | 1,128,668 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.43
Minimum Investment Amount (per investor): $487.30

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 8% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 Perk: Invest $1,000+ and receive a Tamarack Hat

Tier 2 Perk: Invest $2,000+ and receive a Swag Pack #1: Hat and T-Shirt

Tier 3 Perk: Invest $5,000+ and receive additional 1% bonus shares and Swag Pack #2: Hat, T-Shirt, Tamarack Yeti mug, & Laptop Sticker

Tier 4 Perk: Invest $10,000+ and receive additional 3% bonus shares and Listing on Tamarack Website as a Partner in Sustainable Aviation + Desktop Aviation Sustainability Memento

Tier 5 Perk: Invest $50,000+ and receive additional 5% bonus shares and invitation to a virtual tour of the Tamarack facility with Q&A with Tamarack President, Jacob Klinginsmith + Swag Pack #2

Tier 6 Perk: Invest $100,000+ and receive additional 7% bonus shares and a personal video call with Tamarack Founder, Nick Guida

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Tamarack Aerospace Group, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.43 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $443. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Tamarack Aerospace Group, Inc. (the "Company" or "Tamarack") was founded with one mission in mind: to provide real-world step change advancement in aerospace efficiency technology.

Our patented SMARTWING™ technology has already transformed the efficiency of over 150 light jets, and now, we are working to bring this fuel-saving technology into the regional, commercial, and military aviation sectors.

After extensive research and development, securing patent protection, and obtaining certification from the European Aviation Safety Association (EASA), the Federal Aviation Administration (FAA), and other certifying authorities around the world, Tamarack began selling and installing its SMARTWING™ active winglet products in 2013.

Tamarack has established a global fleet of aircraft as well as an installation and service network. Tamarack Transformation Centers offer installations in under 10 days in three global locations. The Tamarack Authorized Service Center Network offers 24/7, global fleet support for maintenance.

Corporate History

The Company was initially organized as a Washington corporation named "The Winglet Group, Inc." on June 7, 2010 but changed its name to Tamarack Aerospace Group, Inc. shortly after, on July 21, 2010.

Intellectual Property

Tamarack owns a significant amount of Intellectual Property (IP). Tamarack has been granted fourteen (14) patents in the United States and twenty (20) patents in various international jurisdictions and has twelve (12) pending patent applications in the US and abroad. In addition, Tamarack holds three (3) US trademark registrations, three (3) European trademark registrations, three (3) Australian trademark registrations, and two (2) Japanese trademark registrations. In addition to its patents and trademarks, Tamarack has numerous trade secrets relating to its aircraft load alleviation design and implementation. Finally, Tamarack has various governmental certifications, including seven (7) Supplemental Type Certificates, Production Manufacturing Authorization (PMA) from the FAA, and FAA Repair Station Authorization, and a developed a host of trade secrets related to aircraft load alleviation design and implementation.

Bankruptcy Proceeding

On June 1, 2019, Tamarack filed a voluntary Chapter 11 reorganization bankruptcy proceeding (Case No. 19-01492) in the midst of a temporary grounding of the Tamarack Active Winglet fleet (91 aircraft) following an in-flight incident in the UK (which resulted in no injuries and no damage). The grounding was lifted by the FAA in July 2019, calling for the implementation of previous Service Bulletins for the entire fleet, and in September 2019, Tamarack filed its Plan of Reorganization, which was confirmed by the Court in March 2020. The confirmed Plan of Reorganization provided for payment of 100% of all allowed claims, and the Plan was substantially consummated. In August 2021, the Chapter 11 case was closed. The outcome of the Chapter 11 proceeding was a complete success, providing temporary protection for Tamarack and Tamarack customers during a regulatory action outside of Tamarack's control.

Litigation

Three complaints have been filed against Tamarack for wrongful death related to a 2018 aircraft accident, and these are pending before the United States District Court for the Eastern District of Washington. As identified in the Plan of Reorganization, those claims are limited to the extent of insurance coverage available under Tamarack's insurance policies pursuant to Court order. As such, there should be no financial exposure to Tamarack in the way of ongoing legal fees, costs, or in the event of adverse judgement. An additional subrogation claim is outstanding related to the same 2018 accident that was not adjudicated in the above approved reorganization plan that is related to the 2020 wrongful death case. This subrogation claim has been consolidated with the three wrongful death cases. (Case numbers 2:20-cv-00060-RMP, 2:20-cv-00061-RMP, 2:20-cv-00062-RMP, and 2:20-cv-00421-RMP)

Tamarack is also currently engaged in one pending legal action where Tamarack is the Plaintiff in a breach of contract suit related to a long-term engineering contract. The defendant in this breach of contract action purported to cancel the contract in 2021, in violation of the clear terms of the contract. Tamarack has placed a lien on an aircraft owned by the defendant and is seeking damages estimated at over $11,400,000. Currently, mediation is scheduled for February 2022 for the two parties to seek pre-trial resolution. (Case number 2:21-cv-00126)

In early 2021, Tamarack was named in a third-party complaint calling for indemnification of Textron Aviation in a breach of warranty suit filed by a mutual customer. This case was settled in June 2021. (Case number 20-cv-002271-AJB(MSB)

Competitors and Industry

Competitors

Several companies offer aftermarket aircraft winglets, including Aviation Partners, Aviation Partners Boeing, Winglet Technologies, and BLR Aerospace. Other major OEMs like Airbus, Boeing, Lockhead & others are technically competitors in the winglet space as well.

Aviation Partners (or Aviation Partners Boeing, which is a joint venture between Aviation Partners and Boeing) is the industry leader in the winglet market. "Blended Winglets" using Aviation Partners technology have now been installed on almost

9,000 aircraft worldwide and are recognizable by their widespread use on major carriers such as Southwest Airlines on their fleet of 737 aircraft.

However, even though traditional "passive" winglets have combined to save billions of gallons of jet fuel over the years, every competitor in the current landscape is offering products that are based on 100-year-old technology.

Tamarack offers the next generation of aerodynamic efficiency in the aviation industry because Tamarack's SMARTWING™ technology is adaptive to flight conditions. All other competitors only offer static, non-movable solutions, which are aerodynamically compromised. Tamarack's intellectual property (nearly 30 patents) and established technology (flying on over 150 business jets) differentiates Tamarack from its competitors.

Tamarack's patented SMARTWING™ technology, which focuses on active load-alleviation techniques, provides significant aerodynamic improvements that provide much larger drag reduction benefits for aircraft. Where traditional winglets provide about 5% fuel savings, Tamarack's SMARTWING™ technology provides over 15% fuel savings. Tamarack's SMARTWING™ technology makes wings and/or winglets more efficient through the use of active load-alleviation techniques that no competitor is using.

Other emerging sustainability technologies such as Sustainable Aviation Fuel and hybrid or electric propulsion technologies will bring fuel savings, but these are not competitive with Tamarack's technology. In fact, they are synergistic with Tamarack's technology.

<u>Industry</u>

The winglet industry is unique and specific. According to MarketWatch, the winglet industry is estimated to be approximately $2 billion and is projected to grow at approximately 9% through 2026 (Source: Global Market Insights). However, the COVID-19 pandemic has increased the social awareness and demand for sustainable solutions in aviation and has created an environment where regulators are implementing more accountability for the aviation industry to adopt sustainability measures, such as winglets, which are a proven fuel and emissions saving technology.

Current Stage and Roadmap

<u>Current Stage</u>

We have invested several million dollars to develop, patent, and certify the Tamarack SMARTWING™ technology for eight variants of light jets and have a growing fleet of 150+ aircraft. The fleet has proven the aerodynamic benefits with demonstrated efficiency gains of up to 33%. We also have established three Tamarack Transformation Centers that provide installation of Tamarack's SMARTWING™ products in under two weeks (compared to a month or more for traditional winglet installations). Finally, we have a Certification Services business that provides highly specialized aerospace engineering services to other innovative aerospace companies, while also serving our own product development and certification needs.

The current technology, patents, intellectual property, and business infrastructure has been established with larger aircraft in mind because the mission of the company has always been to scale into larger markets, providing substantial fuel savings to aircraft operators and significant returns for investors.

The Company is currently conducting flight validation on two new models of aircraft, the King Air 200 and King Air 350, which are commonly used in private air charter, such as Wheels Up, and also in the defense community for various tasks including Intelligence Surveillance Reconnaissance (ISR) missions, medivac, or crew movements, etc. Of primary interest in the ISR role, is significantly improved endurance, along with many other benefits such as improved takeoff weight limits, shorter takeoff/landing, improved stability, wing inspection improvements, etc. The King Air with Tamarack Active Winglets would distinguish the platform far above the state of the art currently.

Tamarack is pursuing this platform at the request of military operators who approached Tamarack after recognizing the benefits on the existing business jets and looking for that added capability for their operations.

The predicted results of the Active Winglet modification on the King Air have been validated by independent aerodynamics/performance company AMI, and flight test validation of these values will be completed as the first step in the program to de-risk the costly certification phase.

The prototype Flight Validation effort is being conducted on a King Air 200 platform, and work is underway currently on a King Air 350 platform, which will take several months of flight evaluations, and market survey through Spring 2022, before moving ahead with the FAA certification.

Future Roadmap

Working from this foundation of patented, scalable technology and a proven team of experts to navigate FAA and international certification, we are ready to advance from the light jet market to the larger, regional, commercial airlines and military markets.

Aviation sustainability has never been more important, and Tamarack has a proven technology that is readily available when compared to other emerging technologies such as Sustainable Aviation Fuel and hybrid or electric propulsion technologies.

Timing for this move into larger platforms will depend on available funding to scale the technology into higher Technology Readiness Levels (TRL) for larger platforms, with larger form factors. Tamarack is working to secure funding and strategic partnerships that would allow certification work to begin on a regional aircraft in 2024 and a narrow body commercial aircraft in 2025. These FAA certification efforts are expected to take 24 to 30 months.

By scaling our ECO-SMARTWING™ technology and retrofitting just the narrow-body Airbus and Boeing fleet, as an example, we could reduce CO2 emissions by an estimated 1.6 billion tons by 2040. That's 20% of the International Civil Aviation Organization (ICAO) predicted emissions gap!

The winglet market represents nearly $3 billion of addressable opportunity. Tamarack's patented technology combined with its proven ability to meet the complicated certification requirements for products in aerospace leads to a big competitive advantage in addressing this market.

The Team

Officers and Directors

Name: Jacob Scott Klinginsmith

Jacob Scott Klinginsmith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: June 06, 2019 - Present
  Responsibilities: The President is an executive officer of the Company and subject to the direction and control of the Board of Directors and the Chief Executive Officer. The President is responsible for general supervision of the business of the Company and shall perform such other duties as the Board of Directors or Chief Executive Officer designates. The President will preside at meetings of the Board of Directors when the Chief Executive Officer is unavailable unless a Chairman of the Board of Directors is elected and present.

- **Position:** Director
  Dates of Service: June 03, 2019 - Present
  Responsibilities: With the other members of the Board of Directors, this position includes all corporate powers to exercise, direct, and manage the business and affairs of the Corporation.

Other business experience in the past three years:

- **Employer:** Tamarack Aerospace Group, Inc
  Title: Chief Engineer
  Dates of Service: June 04, 2013 - June 03, 2019
  Responsibilities: Oversight of all engineering activities & primary focal with engineering contacts outside the company such as clients and regulators.

Name: Nicholas Robert Guida

Nicholas Robert Guida's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: June 06, 2019 - Present
  Responsibilities: The Chief Executive Officer (CEO) is an executive officer of the Company and subject to the direction and control of the Board of Directors. The CEO is responsible for the general supervision of the business of the Company in conjunction with the President of the Company and shall perform such other duties as the Board of Directors designates. Additionally, the CEO will preside at meetings of the Board of Directors unless a Chairman of the Board of Directors is elected and present. Mr. Guida previously served as CEO in the early years of the company and later resumed the CEO role in 2019.

- **Position:** Chairman of the Board
  Dates of Service: June 21, 2010 - Present
  Responsibilities: Elected by the shareholders, the Chairman is expected to manage the business affairs and property of the company.

- **Position:** Founder
  Dates of Service: June 07, 2010 - Present
  Responsibilities: Started the company with patented technology. He has served as chief engineer, test pilot, DER, business development, and sales and marketing director.

- **Position:** Chief Technical Officer
  Dates of Service: June 07, 2010 - Present
  Responsibilities: The CTO is responsible for the company's technical vision, and how it will meet customers' needs. A keystone of this role is innovation paired with thought leadership and responsible for the technical direction of the product and development.

Name: Jere Lee Kovach

Jere Lee Kovach's current primary role is with Bank of Star Valley. Jere Lee Kovach currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: June 06, 2019 - Present
  Responsibilities: The Secretary is responsible for preparing the minutes of the directors' and shareholders' meeting and keep them in one or more books provided for that purpose; authenticate records of the corporation; see that all notices are duly given in accordance with the provisions of the Bylaws or as required by law; be custodian of the corporate records; keep a register of the post

office address of each shareholder which shall be furnished to the Secretary by such shareholder; sign with the President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; have general charge of the stock transfer books of the corporation and in general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

- **Position:** Director
  Dates of Service: June 03, 2019 - Present
  Responsibilities: Elected by the shareholders is expected to manage the business affairs and property of the company.

Other business experience in the past three years:

- **Employer:** Bank of Star Valley
  Title: Chairman of the Board of Directors
  Dates of Service: September 22, 2003 - Present
  Responsibilities: Oversight & leadership of the Board of Directors including Chair of the Loan Committee and Chair of the Investment Committee.

Name: Lisa Viula Kassa

Lisa Viula Kassa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer
  Dates of Service: February 20, 2013 - Present
  Responsibilities: The treasurer is responsible for the care and custody of the money, funds, and securities of the corporation, share account for the same, and shall have and exercise, under supervision of the Board of Directors, all the powers and duties commonly incident to this office.

- **Position:** Controller
  Dates of Service: January 10, 2013 - Present
  Responsibilities: The Controller of the company is responsible the activities the day to day accounting activities, for timely reporting of the monthly financial statements and timely filing with government filings, working with financial auditors and maintaining and corporate governance reporting that is normal to this position.

Name: Justin Mark Ryan, Jr.

Justin Mark Ryan, Jr.'s current primary role is with Streamline Avionics, Inc.. Justin

Mark Ryan, Jr. currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 03, 2019 - Present
  Responsibilities: Elected by the shareholders, a Director is expected to manage the business affairs and property of the company.

Other business experience in the past three years:

- **Employer:** Streamline Avionics, Inc.
  Title: CEO, Owner
  Dates of Service: February 01, 2019 - Present
  Responsibilities: CEO, Owner, Director

Other business experience in the past three years:

- **Employer:** Speaker Power
  Title: Owner, CEO
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Owner & CEO

Name: David Davies Cox

David Davies Cox's current primary role is with Sound Health Chiropractic. David Davies Cox currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 03, 2019 - Present
  Responsibilities: Elected by the shareholders is expected to manage the business affairs and property of the company.

Other business experience in the past three years:

- **Employer:** Sound Health Chiropractic
  Title: Chiropractic Provider
  Dates of Service: June 01, 2009 - Present
  Responsibilities: Chiropractor

Name: David Hall McClenahan

David Hall McClenahan's current primary role is with McClenahan Engineering, Inc..

David Hall McClenahan currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 21, 2010 - Present
  Responsibilities: Elected by the shareholders is expected to manage the business affairs and property of the company.

Other business experience in the past three years:

- **Employer:** McClenahan Engineering, Inc.
  Title: President
  Dates of Service: June 01, 2003 - Present
  Responsibilities: Engineer

Name: John Snedden

John Snedden's current primary role is with Retired. John Snedden currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 03, 2019 - Present
  Responsibilities: Elected by the shareholders is expected to manage the business affairs and property of the company.

Name: John William McCann

John William McCann's current primary role is with Southern Aerospace Engineering, LLC. John William McCann currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 03, 2019 - Present
  Responsibilities: Elected by the shareholder is expected to manage the business affairs and property of the company.

Other business experience in the past three years:

- **Employer:** Southern Aerospace Engineering, LLC
  Title: Managing Partner

Dates of Service: November 01, 2017 - Present
Responsibilities: Sales, marketing, and management

Other business experience in the past three years:

- **Employer:** Southern Aerospace Metals, LLC
  Title: Principal
  Dates of Service: November 01, 2014 - Present
  Responsibilities: Responsibilities related to being a principal.

Name: Robert George Knollenberg

Robert George Knollenberg's current primary role is with Retired. Robert George Knollenberg currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 30, 2021 - Present
  Responsibilities: Elected by the shareholders is expected to manage the business affairs and property of the company.

Name: Danny Hiner

Danny Hiner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: June 03, 2019 - Present
  Responsibilities: Oversight of the operational elements of the business, including production and manufacturing, etc.

Other business experience in the past three years:

- **Employer:** Tamarack Aerospace Group, Inc.
  Title: Production Manager
  Dates of Service: March 01, 2012 - June 03, 2019
  Responsibilities: Oversight of the Production and Quality activities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than competing products, or that we will able to develop and manufacture products at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the aerospace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
We cannot specify with certainty the particular uses of the net proceeds that we will receive from this Offering. Our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business or delay the development or commercialization of our product candidates. Pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor purchases as part of this offering has voting rights attached. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy (the "Investor Proxy Agreement"). You are trusting in management discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after the creditors of the Company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products and provide services is dependent on outside government regulations and actions such as those of the FAA (Federal Aviation Administration), EASA (European Aviation Safety Association), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the certification and selling of the Company's products may be subject to change, and the certification, manufacture and sale of the Company's products may be subject to delays caused by such regulatory bodies. Such regulatory changes and/or delays could create an environment where selling the Company's products may no longer be in the best interest of the Company, at which point the Company may no longer want to develop, certify and sell its products. This would have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Going Concern Opinion

The report of our independent auditors contains an explanatory paragraph as to our ability to continue as a going concern, as is typical of companies at this stage of development. The Company's financial condition could prevent us from obtaining new financing on reasonable terms or at all.

The valuation used for this offering is not based on an independent valuation.

Although the Company obtained a 409A valuation of $0.34/share from Carta Valuations LLC as of October 31, 2021, prior to the Company's 1-5 stock split, for purposes of issuing options to service providers of the Company in compliance with Section 409A of the Internal Revenue Code, we have not obtained a recent independent valuation of the Company for purposes of determining the Company's valuation for this Offering and did not use the results of an independent valuation in determining the price of this Offering. Therefore, it is possible the price per share of the Company's common stock in this Offering is above, equal to, or below fair market value.

The Company is reliant on the successful development and certification of its own proprietary technology and products.

The Company has developed its proprietary SmartWing winglet system and has obtained FAA and international regulatory certification for the technology for only eight models of Cessna Citation Jets. However, the Company must engage in significant additional technology development and testing in order to obtain regulatory certification of the SmartWing technology on other aircraft. The success of developing, adapting and certifying the SmartWing products depends on a number of factors including, but not limited to, timely and successful product development and testing, regulatory certification, market acceptance, the Company's ability to manage the risks associated with new product production ramp-up issues, and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. This level of innovation and testing involves potentially significant expense and carries inherent risk, including difficulties in adapting the SmartWing technology to other models of aircraft, potential development and production delays, safety concerns, regulatory pushback or delays, and increased expenses. Our inability to effectively and timely develop and certify the SmartWing technology for additional aircraft or to develop the necessary quality controls and production capacity for our products would have a material adverse effect on our business, results of operations and financial condition.

We have not commissioned a formal market study to assess the demand for our products and services.

We have not requisitioned a formal marketing study by an independent marketing organization to evaluate the demand for our anticipated products and services. Our assessment of the demand for our anticipated products is based on the experience of our executives, discussions with potential customers and our general knowledge of the marketplace. Our assessment may not be accurate and there may not be sufficient demand for our anticipated products and services.

The Company's ongoing certification efforts for additional models of aircraft will be evolving in response to customer input and marketplace demand. The Company's business model is therefore subject to change.

Our future success will depend on our ability to (i) develop and deploy our products and services; (ii) attract customers to use our products and services; (iii) enhance our products and services; (iv) adapt the Tamarack SmartWing technology to additional aircraft models and obtain regulatory approval and certification to commercially deploy the SmartWing technology on additional aircraft models; and (v) respond to technological advances and emerging industry standards and practices on a cost effective and timely basis. Failure to adapt our technology and obtain certification on one or more target models of aircraft could have a material adverse effect on our business, results of operations and financial condition.

Risks generally associated with our technology may adversely affect our business and results of operations.

Our products could experience future system failures and degradations. We may not be able to prevent an extended business disruption due to a variety of events, including, but not limited to, human error; component failure; a power or telecommunications failure; an earthquake, fire, or other natural disaster or other act of God; hacker attacks or other intentional acts of vandalism; or acts of war. Any technology or communications system failure that interrupts our operations could seriously harm our business and have a material adverse effect on our business, results of operations, and financial condition.

Tamarack's technology and business plans may involve safety risks.

Flying, whether by our clients or by the Company during testing of our products, involves a significant potential risk to the safety of humans and property. In the event of a product malfunction, or even in the course of normal flying activities without malfunction of our product, catastrophic events are possible. Therefore, risk of significant liability for Tamarack is possible. In order to protect against such potential liability, Tamarack has processes and safety systems engineered into its designs and also has liability insurance, which is and could be continually costly to the Company or may not be available. Insufficient insurance coverage or major catastrophic events could expose the Company to enough liability to negatively affect the Company's business operations or could possibly render the Company insolvent.

Supply chain delays and related issues may negatively impact our business and our profitability.

In the wake of the global COVID-19 pandemic, many industries have been hurt by shipping and supply chain disruptions. The aerospace industry has similarly been affected by such issues. Specifically, we have heard from potential customers who are interested in our SMARTWING™ products, but they are having trouble finding an aircraft to purchase first. These shipping and supply chain issues could negatively impact our business and profitability.

We will need to develop or acquire additional manufacturing and distribution capabilities in order to commercialize our products on additional aircraft models, and we may encounter unexpected costs and other difficulties in doing so.

If we obtain certification for our SmartWing technology on additional aircraft models, we will need to invest in acquiring or building additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future development, certification, testing, and commercialization efforts. Any additional certification process is expected to be expensive and time-consuming, and could be highly dilutive to existing shareholders even if adequate financing could be obtained. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must: recruit, hire, train, manage, and motivate a growing employee base; accurately forecast demand for our products; assemble and manage the supply chain to ensure our ability to meet demand; and expand existing operational, manufacturing, financial, and management information systems. Should we not complete the development of adequate capabilities, including manufacturing capacity, our ability to manufacture a commercial supply of our products could be delayed, which would further delay our ability to generate additional revenues. We may choose to outsource all or a portion of our manufacturing requirements to one or more third party contract manufacturing companies. Under an agreement with such a manufacturing company, we would have less control over the timing and quality of manufacturing than if we were to perform such manufacturing ourselves. There is also no guarantee that any such manufacturing company will continue ongoing operations, which could cause delays in product supply, reduced revenues and other liabilities for the Company. Any such events would increase our costs and could delay or prevent our ability to commercialize our products, which could adversely impact our business, financial condition, and results of operations.

Some investors will have additional rights and receive additional benefits.
Please see the "Investment Incentives and Bonuses" section of this Offering Memorandum to see the specific investment thresholds and the related incentives and bonuses.

We may be unable to proceed with all opportunities available to us and some opportunities might be available only on terms unfavorable to us or our investors.
We may be presented with opportunities to pursue joint development projects, joint ventures, sponsored development and/or certification agreements, government contracts, and other options for supporting continued development, certification and commercialization of our technologies. However, there is no guarantee that we will be able to enter into definitive agreements or that the opportunities will otherwise materialize in a way that would benefit the Company.

There is no certainty that you will receive a return of, or on, your investment.
The Company may be unsuccessful at achieving the goals of its business plan. If the Company is not successful at implementing its business plan, purchasers of the Shares will not realize a return of, or on, their investment. As a result of the uncertainty and risks associated with the Company's operations, investors may lose their entire investment in the Shares.

Voting Control is in the hands of a few large shareholders.
Voting control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy discussed above, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our

assets, or other major action requiring stockholder approval. As a minority shareholder and a signatory to the Investor Proxy Agreement, you will not have a say in these decisions.

Forum Selection clauses in the Transaction Agreements may lead to inconvenience or cost to you.
The Subscription Agreement has a forum selection provision that requires all disputes arising out of or based upon an investor's purchase of Shares in this Offering to be resolved in a federal court located in Spokane County, Washington, regardless of convenience or cost to you, the investor.

Competitive technologies could limit our ability to successfully deploy our technologies.
Existing technologies or new technologies that are subsequently developed and released, may render Tamarack' technologies obsolete or prevent adoption in the relevant industries. Such competition could adversely affect our business and market share.

The Company has only a limited operating history and has a history of losses. We may never achieve or maintain profitability.
The Company was formed as a Washington corporation on June 7, 2010, and has received revenue relating only to the sale of the Company's SMARTWING™ winglet systems on the eight variants of Cessna Citation Jets for which our SmartWing technology is certified by the FAA, EASA and other aviation regulatory entities around the world. We expect to incur operating losses as we expand our certification efforts to other aircraft models. Although we believe there is reason to be optimistic, there can be no assurance that we will be able to validate or market our products or technology in the future such that additional revenues will be generated or that any revenues generated will be sufficient for use to become profitable or thereafter maintain profitability. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so, and our directors may never decide to pay dividends on our shares. Tamarack has incurred a net loss in the last two fiscal years and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

The Company filed a voluntary Chapter 11 bankruptcy proceeding on June 1, 2019, a Plan of Reorganization was confirmed on March 20, 2020, and the case was closed on August 27, 2021.
On June 1, 2019, the Company filed a voluntary Chapter 11 bankruptcy proceeding in the United States Bankruptcy Court for the Eastern District of Washington, Case No. 19-01492. All claims against the Company were subsequently identified within the schedules of public record. The Company filed a Plan of Reorganization, which was confirmed on March 20, 2021, and was fully consummated by the Company. The confirmed Plan of Reorganization provided for payment of 100% of all allowed claims, and the bankruptcy case was closed on August 27, 2021. The outcome of the Chapter 11 proceeding was a complete success. Nonetheless, the historical bankruptcy

proceeding could carry with it negative publicity, which could have a material adverse effect on our business, results of operations and financial condition.

The 2018 fatal crash of a Citation Jet equipped with Tamarack winglets could bring additional negative publicity to the Company.

In 2018, a Cessna Citation Jet equipped with Tamarack's winglets crashed in Indiana, resulting in the death of three people. Although the Company has seen forensic evidence that demonstrates that the Tamarack SmartWing winglet system was functioning properly at the time of the accident, there has been a disproportionate focus on Tamarack's winglets in the reporting of the crash, and the Company is a defendant in a wrongful death lawsuit. Any ongoing negative publicity relating to this accident or the pending lawsuit could have a material adverse effect on our business, results of operations and financial condition. However, the pending wrongful death claims are limited to the extent of insurance coverage available under the Company's policies pursuant to an order from the Bankruptcy Court. As such, there should be no financial exposure to the Company in any way of ongoing attorney fees, costs, or in the event of adverse judgment.

The National Transportation Safety Board (NTSB) issued a final report on November 3, 2021, concluding that Tamarack's winglet system was the probable cause of a 2018 fatal crash.

Although the Company strongly disagrees with the probable cause finding in the NTSB's final report and is in the process of challenging the report, the negative publicity associated the NSTB's report could have a material adverse effect on our business, results of operations and financial condition.

Changes to the global technology environment or the demand for flying may negatively impact our business and our profitability

Our products are intended to help maximize aircraft efficiency, sustainability and safety. We expect the industry and market to continue to change significantly in the future. Demand for aircraft and flying in general, as well as the cost of aircraft and flying, may cause the customers that we target to reduce the demand for our products or may negatively affect the price they are willing to pay for our products.

We may face intense competition in our industry from companies with a more established reputation and greater financial resources than us.

Although there is currently no product on the market that provides the benefits of Tamarack's SMARTWING™ products, it is possible that a competitor or even an original equipment manufacturer (OEM) like Boeing or Textron (Cessna) could develop and deploy products that are competitive with Tamarack's SMARTWING™ products. In general, the aerospace industry and aftermarket aircraft modification industries are highly competitive, and most of our potential competitors have greater financial resources than we do. Many of our potential competitors have been in business for many years and have well-established business contacts with companies that may be target customers of Tamarack. Competitors may enter markets served or proposed to be served by us, and we may not be able to compete successfully against such companies or have adequate funds to compete effectively.

The Company relies on intellectual property rights it has developed and obtained. The Company may be unable to protect its proprietary technologies or defend its intellectual property rights and may be subject to claims that its products, or the way in which it conducts its business, infringes the intellectual property rights of third parties.

We believe that our success will depend in large part upon proprietary technologies and intellectual property protections. We intend to rely on a combination of patents, trademarks, trade secret laws and contractual obligations with employees and third parties to obtain and protect our proprietary technologies and intellectual property. The steps we have taken to protect our rights may not be adequate to deter misappropriation of our proprietary information. We also may not be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by us to protect our proprietary rights, others may develop technologies similar or superior to our technologies and/or design around the proprietary rights we own. It is possible that our activities, products and services could infringe certain third-party intellectual property rights that we are currently unaware of, which could open Tamarack up to potential civil liability. If we are unable to successfully enforce our intellectual property rights, or if claims are successfully brought against us for infringing the intellectual property rights of others, such events could cause us to pay substantial damages, spend significant sums in litigation, cause us to lose a key competitive advantage, force us to conduct additional research to develop non-infringing technology, or cause us to pursue a different business strategy.

Some of the Company's core patent assets may expire prior to fully exploiting the technology.

The Company has patent assets that may expire within the next ten years or so, which gives the Company a limited timeframe for exploiting its technology before certain technology falls into the public domain. Given the potentially long timeline and high cost for certifying aircraft modifications on additional models of aircraft, it is possible that some of the Company's core patent assets could expire prior to obtaining certification and selling a substantial number of the Tamarack SMARTWING™ winglets for certain models of aircraft.

The Company has only a limited operating history and has a history of losses. We may never achieve or maintain profitability.

The Company was formed as a Washington corporation on June 7, 2010, and has received revenue relating only to the sale of the Company's SMARTWING™ winglet systems on the eight variants of Cessna Citation Jets for which our SMARTWING™ technology is certified by the FAA, EASA and other aviation regulatory entities around the world. We expect to incur operating losses as we expand our certification efforts to other aircraft models. Although we believe there is reason to be optimistic, there can be no assurance that we will be able to validate or market our products or technology in the future such that additional revenues will be generated or that any revenues generated will be sufficient for use to become profitable or thereafter maintain profitability. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so, and our directors may never decide to pay dividends on our shares. Tamarack has incurred a net loss in the last two fiscal years and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

The Company needs capital to achieve its technology development and business goals.
We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital, and revenues generated from sales, of which there is no assurance, may not be sufficient to fund our continuing operations and/or our planned growth. We will require significant amounts of capital to support our planned research and development efforts. If we are unable to secure capital to fund our operations, we will not be able to continue our testing and development efforts and we might have to enter into collaborations that could require us to share some rights to our product candidates. We expect we may require additional capital after this offering. Management has the choice to seek many forms of financings, and may choose to seek to sell additional equity or debt securities, or both, or incur other indebtedness. The incurrence of indebtedness could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing marketing and sales efforts as well as additional research, development and commercialization efforts. This could harm our business, prospects and financial condition. Any additional capital raised through the sale of equity (or convertible debt securities) will dilute the ownership percentage of our shareholders. This could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of shareholders. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

Absence of public market.
There is no formal public market for the Shares and no such market can be expected to develop following completion of this Offering. The Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable securities laws and the terms of the investment documents pursuant to which the Shares are being offered. Sales by Affiliates of the issuer, as that term is defined under the regulations of the Securities and Exchange Commission, are subject to additional restrictions. Purchasers of the Shares must be prepared to bear the economic risk of an investment for an indefinite period of time since the Shares cannot be sold unless they are subsequently registered

or an exemption from registration is available. The Company has no intention of registering the Shares in the short term.

We are currently dependent on a few key personnel.
Our success depends, to a large degree, on our ability to retain the services of our executive management team, whose industry knowledge and leadership would be difficult to replace. While members of our executive management team are shareholders of the Company, and thus have a personal incentive to help the Company succeed, we cannot legally require any of these individuals to continue working for us and cannot assure investors that we will continue to enjoy the benefit of their services. We might not be able to execute on our business model if we were to lose the services of any of our key personnel. If any of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience. Competition for hiring engineers, sales and marketing personnel and other qualified personnel may result in a shortfall in recruiting and competition for qualified individuals could require us to pay higher salaries, which could result in higher labor costs. If we are unable to recruit and retain a sufficient number of qualified individuals, or if the individuals we employ do not meet our standards and expectations, we may not be able to successfully execute on our business strategy and our operations and revenues could be adversely affected.

The ongoing COVID-19 pandemic may adversely affect our business.
In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and has spread globally, and on March 12, 2020, the WHO declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, have imposed unprecedented restrictions on travel, quarantines, and other public health safety measures. Such government imposed precautionary measures may have been relaxed in certain countries or states, but there is no assurance that more strict measures will be put in place again due to a resurgence in COVID-19 cases. The rapidly evolving nature of the circumstances is such that it is impossible, at this stage, to determine the full and overall impact the COVID-19 pandemic may have, but it could disrupt production and cause delays in the supply and delivery of products used in our research and development efforts, adversely affect our employees, and disrupt our operations, all of which may have a material adverse effect on our business. In addition, the pandemic may have an adverse effect on the ability of regulatory bodies to grant approvals, may disrupt the marketplace in which we operate and may have a material adverse effect on our operations. Moreover, the COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into of strategic partnership arrangements; however, there is no assurance that our management will be able to obtain such financing on reasonable terms or at all. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital and on the market price of our common stock, and we may not be able to successfully raise capital through the sale of our securities. If we are unsuccessful in commercializing

our products or raising capital, we may need to reduce activities, curtail or cease operations. In addition, a significant outbreak of COVID-19 or other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

In certain circumstances, your shares are subject to a requirement to revise your holding structure and a repurchase right in the event you fail to provide necessary information to effectuate such revised holding structure.
Pursuant to Section 8 of the Subscription Agreement for this Offering, each investor agrees to exchange the stock owned in the Company for securities issued by a Crowdfunding SPV and appoints StartEngine Capital, LLC as its agent in effecting any such transaction, if it occurs. In the event an investor does not provide the necessary information to effect such transfer in a "timely manner", the Company may repurchase the stock owned in the Company at a price determined by the Board of Directors of the Company.

There are other unidentified risks.
The risks set forth above are not a complete list of the potential risks facing us. We realize that there may exist significant risks yet to be recognized or encountered to which we may not be able to effectively respond. There can be no assurance that we will be successful in addressing these risks or future potential risks, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
DH Aeronautics, LLC (100% owned by Howard Gary Heavin)	1,245,009	Common Stock	20.29
Nicholas R. Guida and Tammy Guida	1,901,505	Common Stock	34.08

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, 2021 Convertible Notes, and Series A Convertible Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,128,668 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 30,680,945 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The amount outstanding includes 2,718,810 shares to be issued pursuant to stock options issued, and 1,409,740 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

The voting rights of Preferred Stock shall be determined by the Board.

Material Rights

There are no material rights associated with Preferred Stock.

2021 Convertible Notes

The security will convert into Common stock (in the event of an ipo or at maturity date) or common or preferred stock (in the event of a qualified financing). and the terms of the 2021 Convertible Notes are outlined below:

Amount outstanding: $2,800,000.00
Maturity Date: March 17, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Company IPO, Maturity Date, or closing of an equity financing with gross proceeds of at least $10,000,000.00 in the aggregate.

Material Rights

In the event of an IPO or Qualified Financing, the Convertible Notes may be converted to the security being sold in such IPO or Qualified Financing at a 20% discount. In the event the Notes have not converted to equity securities of the Company prior to the Maturity Date or a sale of the Company, the Note will convert to common stock of the Company as of the Maturity Date or immediately prior to such sale at a price per share that is equal to the lower of (i) $1.00 per share or (ii) the Company's most recent 409A valuation of its Common Stock prior to the Maturity Date or sale date.

In the event of an equity financing that does not consitute a Qualified Financing (i.e. a financing that generates less than $10,000,000 in aggregate gross proceeds) prior to the Maturity Date, the Holder of each Convertible Note may elect to convert to the stock issued in such Other Financing at a price equal to the lesser of 80% of the per-share price for the Other Financing or $1.00 per share (taking into account the Company's recent stock split). However, the Holders of the outstanding Convertible

Notes have agreed not to convert at $1.00 in connection with this Regulation Crowdfunding offering of the Company.

There were a total of three convertible notes sold in this 2021 Convertible Note Offering: one $1,000,000 note on 3/17/2021; one $1,000,000 note on 7/6/2021; and one $800,000 note on 8/4/2021. Each of the notes has its own maturity date that is five years from the date of the respective note.

Series A Convertible Preferred Stock

The amount of security authorized is 750,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A Convertible Preferred Stock.

Material Rights

Refer to the Amended & Restated Articles of Incorporation, attached as Exhibit F, for a description of dividend rights, liquidation preference, and conversion.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $2,800,000.00
  Use of proceeds: The money from this offering was used for R&D and marketing efforts relating to the Company's King Air project.
  Date: August 04, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to the year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 and 2019 was $4,049,299 and $2,277,589, respectively. The 78% increase in revenues is attributed to a few factors. The main factor being that we made significant investments in our marketing and selling activities which successfully brought customer awareness that our exclusive SMARTWING™ technology adds value to their aircraft, saves time and money, adds safety, and is a leader in sustainability. In 2020, the Company opened 2 other transformation centers, one in the United Kingdom and the other in South Carolina, making it easier for customers in those regions to equip their aircraft with our SMARTWING™ product. In addition to the increase in revenues from added marketing and sales efforts and location expansion, revenues were also higher from adding additional revenue streams such as engineering services in late 2019 and from a funded research and development project.

Cost of Sales

Cost of sales in 2020 was $1,974,958, an increase of approximately $563,654 from costs of $1,411,304 in fiscal year 2019. The increase is mostly attributable to the increase in sales from SmartWing winglet sales.

Gross Margins

2020 gross profit increased by $1,208,056 over 2019 gross profit and gross margins as a percentage of revenues increased from 38% in 2019 to 51% in 2020. The gross margin on SMARTWING™ winglet sales alone went from 39% in 2019 to 43% in 2020. The increase in gross margin on SmartWing winglet sales was the result of an increase in the sales price/CJ sales mix as well as a drop in average kit cost of sales. We were building more SmartWing winglet kits which were more efficient with direct labor and direct and indirect overhead.

Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, insurance, and research and development expenses. Expenses in 2020 increased by $574,418 from 2019. Approximately $436,058 of this amount was increased marketing and selling expenses that include the hiring of outside expert marketing and sales consultants and the hiring of 4 members to create a sales team and 2 to focus on the marketing side. Additional hiring was done throughout the company as well. 2 were hired in the production/install department to meet the growing demand for SMARTWING™ kits and installations and 3 engineers were hired to support product improvement and to grow the engineering consulting business of the company.

Historical results and cash flows:

The Company is in the production and revenue-generating stage of its SmartWing active winglet technology on the family of Citation Jets but is in the research and development stage to expand and enter different markets. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company has successfully restructured itself and emerged from Chapter 11 bankruptcy, has a new management team, a new strategic plan on how best to take advantage of the company's significant proprietary technologies and assets. The Company had previously focused on just business jets, but the new management team has developed a strategic plan that expands into the commercial and defense markets. Past cash was primarily generated through equity investments as the Company brought its first product through the research and development life cycle to a certified sellable product, then from sales and additionally from alternative services such as outsourcing our engineering staff when not being utilized for internal research and development activities. Our goal is to have future positive cash flows from expanding our proprietary technology into other markets such as military and defense that can benefit from the fuel savings that our technology has to offer.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2021, the Company has capital resources available from its sales. Cash on hand on October 31, 2021 was $495,668.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations as the Company has funds and capital resources available to support itself on an ongoing operation basis in addition to the funds from this Regulation Crowdfunding Campaign. However, funds from the Regulation Crowdfunding campaign are critical to the implementation of the Company's strategic growth plan based on expanding its technology to the other aircraft platforms as additional expenditures are required for research and development for these new platforms.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to complete the Company's strategic growth plan. Of the total funds that our Company has at the close of the campaign, 85% are expected to be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of approximately $5 million. However, in addition to the existing $500,000 cash expected at close, the Company projects $7.6 million in gross revenue in 2022 from winglet sales, as compared to $5.7 million in 2021. Nonetheless, the expected 2022 revenue is not projected to provide sufficient cash flow to support our planned operational and R&D costs. Therefore, if the Regulation Crowdfunding campaign is not successful, the Company will seek capital from other sources including the sale of additional convertible notes, common equity, preferred stock, or other securities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate at current staffing levels for approximately 3 months. This is based on a current monthly burn rate of $150,134 for expenses related to operations and R&D. Raising the minimum offering amount would require the Company to drastically reduce R&D spending until other sources of R&D funding could be secured.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 30 months. This is based on a current monthly burn rate of $150,134 for expenses related to operations and R&D. Raising the maximum offering amount would allow the Company to conduct the R&D necessary to scale the technology and offer other products.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a concurrent exempt offering to accredited investors, strategic investors for certain projects, and various strategies for increasing sales revenue.

Indebtedness

- **Creditor:** DH Aeronautics, LLC
  Amount Owed: $5,739,611.63
  Interest Rate: 5.25%
  Maturity Date: March 15, 2028
  The listed amount is the principal amount owed. This note pays interest only for its first 2 years ending on 3/15/2022. The interest rate will increase to 7% on 3/15/2022 and then principal and accrued interest will be paid per annum for the 6 remaining years. This note is secured by certain intellectual property.

- **Creditor:** Nicholas R. Guida

Amount Owed: $21,532.35
Interest Rate: 5.25%
The listed amount is the principal amount owed. This note and the maturity dates is 30 days after the note to DH Aeronautics, LLC is repaid.

- **Creditor:** TAGJET, LLC
Amount Owed: $1,300,000.00
Interest Rate: 5.25%
Maturity Date: August 02, 2023
1/3 principal and accrued interest is due annually by the anniversary date.

- **Creditor:** Robert Knollenberg Convertible Note 1
Amount Owed: $1,000,000.00
Interest Rate: 5.0%
Maturity Date: March 17, 2026
The listed amount is the principal amount owed. Interest accrues annually on the outstanding principal balance. All unpaid interest and principal under this promissory note (the "Note") shall be due and payable upon the earlier of (i) five (5) years after the date of this Note (the "Maturity Date"); (ii) a Qualified Financing (as defined below); (iii) a Sale of the Company (as defined below); or (iv) an Event of Default (as defined below). Conversion details: The entire principal amount and accrued interest on the Notes shall be converted into shares of the Company's equity securities (the "Equity Securities") upon: (i) the closing of an initial public offering of the Company's Common Stock pursuant to a Registration Statement under the Securities Act of 1933, as amended (an "IPO"); (ii) the closing of the Company's next qualified equity financing (a "Qualified Financing") yielding gross proceeds to the Company of at least $10,000,000 in the aggregate in a single transaction or a series of related transactions; or (iii) the Maturity Date. Immediately prior to the closing of a Sale of the Company, the Holder may elect, in its sole discretion, to convert the outstanding principal and accrued but unpaid interest on this Note into fully paid and nonassessable Common Stock of the Company.

- **Creditor:** Robert Knollenberg Convertible Note 2
Amount Owed: $1,000,000.00
Interest Rate: 5.0%
Maturity Date: July 06, 2026
The listed amount is the principal amount owed. Interest accrues annually on the outstanding principal balance. All unpaid interest and principal under this promissory note (the "Note") shall be due and payable upon the earlier of (i) five (5) years after the date of this Note (the "Maturity Date"); (ii) a Qualified Financing (as defined below); (iii) a Sale of the Company (as defined below); or (iv) an Event of Default (as defined below). Conversion details: The entire principal amount and accrued interest on the Notes shall be converted into shares of the Company's equity securities (the "Equity Securities") upon: (i) the closing of an initial public offering of the Company's Common Stock pursuant to

a Registration Statement under the Securities Act of 1933, as amended (an "IPO"); (ii) the closing of the Company's next qualified equity financing (a "Qualified Financing") yielding gross proceeds to the Company of at least $10,000,000 in the aggregate in a single transaction or a series of related transactions; or (iii) the Maturity Date. Immediately prior to the closing of a Sale of the Company, the Holder may elect, in its sole discretion, to convert the outstanding principal and accrued but unpaid interest on this Note into fully paid and nonassessable Common Stock of the Company.

- **Creditor:** TAGJET, LLC Convertible Note
  Amount Owed: $800,000.00
  Interest Rate: 5.0%
  Maturity Date: August 04, 2026
  The listed amount is the principal amount owed. Interest accrues annually on the outstanding principal balance. All unpaid interest and principal under this promissory note (the "Note") shall be due and payable upon the earlier of (i) five (5) years after the date of this Note (the "Maturity Date"); (ii) a Qualified Financing (as defined below); (iii) a Sale of the Company (as defined below); or (iv) an Event of Default (as defined below). Conversion details: The entire principal amount and accrued interest on the Notes shall be converted into shares of the Company's equity securities (the "Equity Securities") upon: (i) the closing of an initial public offering of the Company's Common Stock pursuant to a Registration Statement under the Securities Act of 1933, as amended (an "IPO"); (ii) the closing of the Company's next qualified equity financing (a "Qualified Financing") yielding gross proceeds to the Company of at least $10,000,000 in the aggregate in a single transaction or a series of related transactions; or (iii) the Maturity Date. Immediately prior to the closing of a Sale of the Company, the Holder may elect, in its sole discretion, to convert the outstanding principal and accrued but unpaid interest on this Note into fully paid and nonassessable Common Stock of the Company.

Related Party Transactions

- **Name of Entity:** Robert Knollenberg
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company has entered into two convertible notes with Mr. Knollenberg, both in the amount of $1,000,000 for a total of $2,000,000.
  Material Terms: Both notes earn interest per annum at a rate of 5% on the outstanding principal. The maturity dates are 3/17/2026 and 7/6/2026. Principal and accrued interest are not due until maturity and these notes have the option to convert to common stock.

- **Name of Entity:** TAGJET, LLC
  Names of 20% owners: Robert Knollenberg and Richard Hollis Helms Revocable

Trust
Relationship to Company: Nicholas Guida is a member of TAGJET, LLC and is a 20% shareholder, Director and officer of Tamarack Aerospace Group, Inc. The following board members are also members of TAGJET, LLC: Jere Kovach, Robert Knollenberg, John McCann, and John Snedden
Nature / amount of interest in the transaction: One promissory note in the amount of $1,300,000 and one convertible note in the amount of $800,000.
Material Terms: TAGJET is the holder of an outstanding promissory note with an outstanding principal amount of $1,300,000. It accrues interest annually at 5.25%. Interest and 1/3rd principal is due on the anniversary date of 8/2/XXXX until it matures on 8/2/2023. This note is secured by certain intellectual property. TAGJET, LLC also has a convertible note with a principal amount of $800,000 and 5% interest. The maturity dates is 8/4/2026. Principal and accrued interest are not due until maturity and this notes has the option to convert to common stock.

- **Name of Entity:** DH Aeronautics, LLC
  Names of 20% owners: Gary Heavin
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: DH Aeronautics, LLC is the holder of a promissory note with an outstanding principal amount of $5,739, 612.
  Material Terms: The interest rate for this promissory note is 5.25% through March 15, 2022, and then increases to 7% for the next 6 years. Interest only is due on the first two annual anniversaries, with annual payments of principal and interest is due thereafter until it matures in March 15, 2028. This note is secured by certain Company intellectual property.

Valuation

Pre-Money Valuation: $135,916,586.35

Valuation Details:

Tamarack determined an enterprise value using a discounted cash flow (DCF) model based on projected operational cash flows from 2022 through 2028 and included a terminal value derived by applying an EBITDA multiple of 10x (which we believe is conservative for an aerospace technology company) to the 2028 projected EBITDA.

The calculated enterprise value was further reduced by the Company's existing contractual debt.

The Company's last equity raise was at $30 per share in 2017 (which would be equal to $6.00 per share after the Company's recent 1 to-5 stock split). At that time, the Company raised a total of $4.4 million. We believe the Company is on a more valuable trajectory today than it was during the 2017 equity raise due to a stronger management team and a strategic plan that extends well beyond light jets to commercial and military aircraft models where operators (customers) can achieve greater economic gains from using the Company's fuel-saving technology.

The Company has significant assets to support its operations and valuation, including:

Intellectual Property - The Company has invested over $27 million into developing its intellectual property.

Inventory - The Company has $1.2 million of inventory, all of which is used in current sales.

Property, Plant and Equipment (PP&E) - The Company has invested $1.0 million in PP&E.

While the Company has invested more than $28 million in Intellectual Property and PP&E, the economic value to the Company is much higher because these assets are used, along with additional future investment, to generate over $300 million of projected sales over the next seven years.

The Company set its valuation internally without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,800,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.51 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  96.5%
  The minimum funding goal (approximately $10,000) would provide very little working capital for product engineering and administration. Additional sources of funding would be necessary to achieve the Company’s goals if only the minimum funding goal were reached.

If we raise the over allotment amount of $4,999,999.24, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  These funds will be used for product engineering, flight testing, and certification for additional aircraft models. Aviation products require extensive R&D and testing to support FAA certification, and this amount would go a long way in helping to achieve the Company's goals, although additional future funding will likely be necessary. Raising the maximum amount (approximately $5,000,000) would allow the Company to advance near term Research & Development, as compared to raising the minimum amount (approximately $10,000) would require the Company to seek other funding to expand and scale the technology.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.tamarackaero.com (www.tamarackaero.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tamarackaero

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tamarack Aerospace Group, Inc.

[See attached]

TAMARACK AEROSPACE GROUP, INC.

A Washington Corporation

Financial Statements

December 31, 2020 and 2019

TAMARACK AEROSPACE GROUP, INC.

Years Ended December 31, 2020 and 2019

Table of Contents

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES
A Professional Service Corporation
Since 1938

To Board of Directors and Management of
Tamarack Aerospace Group, Inc.
Sandpoint, Idaho

Opinion

We have audited the accompanying consolidated financial statements of Tamarack Aerospace Group, Inc. (a Washington corporation), which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamarack Aerospace Group, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tamarack Aerospace Group, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Emphasis of a Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming Tamarack Aerospace Group, Inc. will continue as a going concern. As discussed in Note 5 to the financial statements, Tamarack Aerospace Group, Inc. has a history of net losses and negative cash flows from operations and has stated that substantial doubt exists about Tamarack Aerospace Group, Inc.'s ability to continue as a going concern. Management's evaluation of the events and conditions and managements plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tamarack Aerospace Group, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tamarack Aerospace Group, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci and Associates

Spokane, Washington
October 25, 2021

TAMARACK AEROSPACE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019

Assets

		2020		2019
Current assets				
Cash and cash equivalents	$	385,368	$	97,977
Accounts receivable, net		203,019		163,336
Inventory		1,373,674		1,808,293
Prepaid expenses and other current assets		365,933		171,031
Total current assets		2,327,994		2,240,637
Property and equipment, net		68,981		127,444
Intangible assets, net		915,340		1,011,688
Total assets	$	3,312,315	$	3,379,769

Liabilities and Stockholders' Equity (Deficit)

		2020		2019
Current liabilities				
Accounts payable	$	278,266	$	64,668
Prepetition accounts payable and accrued costs		-		194,700
Accrued expenses		317,061		277,468
Warranty liability		187,660		295,742
Accrued interest		281,309		1,405,886
Deferred revenue and customer deposits		787,170		137,000
Current portion of notes payable		362,800		4,257,183
Total current liabilities		2,214,266		6,632,647
Prepetition provision for product claims		1,450,000		1,550,000
Line of credit		1,950,000		927,555
Notes payable, net of current portion		5,761,144		-
Total liabilities		11,375,410		9,110,202
Commitments and contingencies				
Stockholders' equity (deficit)				
Preferred stock, no par value, 1,000,000 shares authorized; no shares issued and outstanding at December 31, 2020 or 2019		-		-
Common stock, no par value, 10,000,000 shares authorized; 5,156,864 and 4,994,871 at December 31, 2020 and 2019, respecti		26,923,078		26,898,779
Additional paid-in capital		8,014,466		7,816,879
Accumulated other comprehensive income		(15,197)		(1,549)
Retained earnings		(42,985,442)		(40,444,542)
Total stockholders' equity (deficit)		(8,063,095)		(5,730,433)
Total liabilities and stockholders' equity (deficit)	$	3,312,315	$	3,379,769

See independent auditors' report and accompanying notes to the financial statements.

TAMARACK AEROSPACE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2020 and 2019

	2020	2019
Net revenue	$ 4,049,299	$ 2,277,589
Cost of sales	(1,974,958)	(1,411,304)
Gross profit	2,074,341	866,285
Operating expenses		
Research and development	970,045	877,573
Selling expenses	731,197	295,139
General and adminstrative	2,151,330	1,997,262
Depreciation & amortization	107,206	215,386
Total operating expenses	3,959,778	3,385,360
Operating loss	(1,885,437)	(2,519,075)
Other income (expenses)		
Interest expense	(443,075)	(601,308)
Gain (loss) on disposal of fixed assets	-	-
Interest income	9,767	1,714
Net loss before reorganization and income taxes	(2,318,745)	(3,118,669)
Reorganization items:		
(Gain) loss on disposal of fixed assets	-	44,387
Professional fees	222,155	129,793
Net loss before income taxes	(2,540,900)	(3,292,849)
Provision for income taxes	-	-
Net loss	(2,540,900)	(3,292,849)
Other comprehensive loss		
Foreign currency translation differences	(13,648)	(1,549)
Total comprehensive loss	$ (2,554,548)	$ (3,294,398)

TAMARACK AEROSPACE GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2020 and 2019

	Preferred Stock		Common Stock		Additional	Accumulated	Accumulated Other	
	Shares	Amount	Shares	Amount	Paid-In Capital	Earnings (Deficit)	Comprehensive Income	Total
Balance, December 31, 2018	-	$ -	4,994,871	$ 26,898,779	$ 7,368,762	$ (37,151,693)	$ -	$ (2,884,152)
Stock-based compensation - options	-	-	-	-	448,117	-		448,117
Net loss	-	-	-	-	-	(3,292,849)	(1,549)	(3,294,398)
Balance, December 31, 2019	-	-	4,994,871	26,898,779	7,816,879	(40,444,542)	(1,549)	(5,730,433)
Stock-based compensation - options	-	-	-	-	197,587	-	-	197,587
Exercise of options	-	-	161,993	24,299	-	-	-	24,299
Net loss	-	-	-	-	-	(2,540,900)	(13,648)	(2,554,548)
Balance, December 31, 2020	-	$ -	5,156,864	$ 26,923,078	$ 8,014,466	$ (42,985,442)	$ (15,197)	$ (8,063,095)

See independent auditors' report and accompanying notes to the financial statements.

TAMARACK AEROSPACE GROUP, INC.
CONSOLIDATED STATEMETNS OF CASH FLOWS

Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (2,540,900)	$ (3,292,849)
Adjustments to reconcile net income to net cash provided by used in operating activities:		
Depreciation and amortization	166,369	258,591
Loss on disposal of fixed assets	-	44,387
Amortization of loan fees	-	25,006
Stock-based compensation	197,587	448,117
(Increase) decrease in assets:		
Accounts receivable	(39,683)	(60,515)
Inventory	434,619	424,064
Prepaid expenses and other current assets	(194,902)	(33,111)
Increase (decrease) in liabilities:		
Accounts payable	213,598	(244,230)
Prepetition liabilities	(194,700)	194,700
Accrued expenses	39,593	(136,295)
Accrued interest	379,684	549,680
Warranty liability	(108,082)	278,917
Prepetition provision for CJ3 liability	(100,000)	-
Deferred revenue and customer deposits	650,170	53,400
Net cash used in operating activities	(1,096,647)	(1,490,138)
Cash flows from investing activities		
Purchase of property and equipment	(11,558)	(42)
Net cash used in investing activities	(11,558)	(42)
Cash flows from financing activities		
Proceeds from notes payable	362,500	-
Net proceeds (payments) on line of credit	1,022,445	927,255
Proceeds from exercise of stock options	24,299	-
Principal payments on notes payable	-	(1,182,739)
Net cash provided by (used in) financing activities	1,409,244	(255,484)
Effect of foreign exchange rates on cash	(13,648)	(1,549)
Net increase (decrease) in cash and cash equivalents	287,391	(1,747,213)
Cash and cash equivalents at beginning of year	97,977	1,845,190
Cash and cash equivalents at end of year	$ 385,368	$ 97,977
Supplement Noncash Investing and Financing Activities		
Interest captialized as part of reorganization of debt	$ 1,498,165	$ -
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See independent auditors' report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Tamarack Aerospace Group, Inc. ("the Company") is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Tamarack Aerospace Group, Inc. was incorporated on June 7, 2010 under the laws of the State of Washington, and is headquartered in Sandpoint, Idaho. The Company has developed, patented, and obtained Federal Aviation Administration (FAA) and European Aviation Safety Administration (EASA) certifications for Active Technology Load Alleviation System (ATLAS) winglets on the Cessna Citation CJ, CJ1, CJ1+, CJ2, CJ2+, CJ3, CJ3+, and M2. ATLAS winglet technology detects and alleviates wing stress and load when encountering abnormal gravitational forces, reducing the need for extensive and costly structural reinforcement of aircraft wings when installing winglets.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tamarack Aerospace, Ltd. All intercompany accounts and transactions have been eliminated in the consolidation process.

Foreign currency

The Company's functional currency is the United States Dollar and financial statement presentation is in United States Dollars. The Company's subsidiary, Tamarack Aerospace, LTD's functional currency is in Euro. The translation from Tamarack Aerospace, LTD's functional currency to United States Dollars for financial statement presentation resulted in foreign currency translation loss of $13,648 and $1,549, respectively.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit for engineering sales. The Company generally requires full payment of contractual sales price for the purchase and installation of winglets prior to releasing the plane to the customer. On occasion, should the Company grant credit to a customer for a sales and installation of winglets, the Company will secure a mechanic's lien on the winglets. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in determining no allowance for doubtful accounts was necessary at either December 31, 2020 or 2019.

As of December 31, 2020 and 2019, 99% of receivables were from two and four customers, respectively.

Inventory

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on average costs that approximates actual cost on a first-in, first-out basis. Inventory at year end consists of raw materials and finished products. Finished product includes the cost of raw material and direct labor. Indirect labor and other indirect manufacturing costs are allocated to inventory and cost of sales. The company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2020 and 2019.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, which ranges from 2 to 20 years. Expenditures for maintenance and repairs are expensed as incurred. The Company reviews assets for impairment whenever events or changes in circumstances have indicated the carrying amount of its assets might not be recoverable. At December 31, 2020 and 2019, no assets have been impaired.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life (20 years) of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $125,216 and $21,833 for the years ended December 31, 2020 and 2019, respectively.

Research and development costs

The Company expenses internal and third-party research and development costs as incurred. Research and development costs were $970,045 and $877,573 for the years ended December 31, 2020 and 2019, respectively.

Shipping costs

Substantially all shipping and handling costs associated with outbound freight are included in cost of sales.

Product warranty

The Company warrants the ATLAS winglets will be free of defects in installation, design, material, and workmanship for a period ranging from one-year or 300 flight hours, whichever comes first. The Company accrues an amount to warranty liability and records a related expense in an amount of $3,000 per sale and installation of a set of ATLAS winglets.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue consists of sales and installations of winglets, and contracted engineering services. Revenue for sales and installations is recognized when the items are delivered to customers. The sole performance obligation is to complete the installation of the purchased winglets and is considered settled upon final electrical testing and notification that the customer's plane is ready for pick-up. Revenue for engineering services is recognized monthly at the time the Company has the right to bill for services provided. The Company has one long-term engineering contract in which the performance obligation is settled over time. Revenue is recognized on this contract using an output method based on the amount of costs incurred relative to the total estimated costs to complete the project. Subsequent to December 31, 2020, this contract was canceled by the other party due to reasons internal to them and not related to the Company. See 'Subsequent events' footnote below. Revenue is presented net of returns and discounts. Deposits received from customers prior to installation of winglets are recorded as deferred revenue until the installation is complete and the customer has been notified.

For the year ended December 31, 2020, 16% of revenue was from one research and development customer. There were no such concentrations in revenue for the year ended December 31, 2019.

Revenue consists of the following at December 31:

	2020	2019
Sales and installation	$ 3,773,276	$ 2,844,000
Engineering services	166,854	145,911
Research and devlopement contract	655,289	-
Other	125,358	101,575
Total gross revenue	4,720,777	3,091,486
Returns and allowances	(671,478)	(813,897)
Net revenue	$ 4,049,299	$ 2,277,589

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Stock compensation

The Company estimates the fair value of share-based payment awards using the Black-Scholes option-pricing model. Compensation expense is recognized for all share-based payment awards, generally over a service period of four years.

Income taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the consolidated financial statements and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets.

The Company adheres to the provisions of FASB ASC 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely that not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense.

Reclassification

Certain reclassifications have been made to the 2018 financial statement presentation to conform to the current year's format. There was no change to net loss or ending stockholders' deficit as a result of these reclassifications.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities to the balance sheet and disclosing key information about leasing arrangements. Following the adverse effects of the COVID-19 pandemic, the FASB issued ASU 2020-05, delaying the effective date of ASU 2016-02 to years beginning after December 15, 2021, although early adoption is permitted. Management is currently evaluating the effect the ASU will have on its financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments -Credit Losses (Topic 326)*. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2023 with early application permitted. Management is currently evaluating the effect the ASU will have on its financial statements and disclosures.

The Company is not aware of any additional accounting standards updates that would have a material impact on the consolidated financial statements.

Note 2 – Inventory

Inventory consists of the following at December 31:

	2020	2019
Materials and supplies	$ 1,169,173	$ 1,728,580
Finished goods	204,501	79,713
Intangible assets, net	$ 1,373,674	$ 1,808,293

Note 3 – Property and Equipment

Property and equipment consists of the following at December 31:

	2020	2019
Shop equipment	$ 608,392	$ 608,180
Machinery and equipment	300,631	295,434
Leasehold improvements	8,365	9,915
	917,388	913,529
Accumulated depreciation	(848,407)	(786,085)
Property and equipment, net	$ 68,981	$ 127,444

Depreciation expense for the years ended December 31, 2020 and 2019 was $70,021 and $162,243, respectively.

Note 4 – Intangibles

Intangible assets consists of the following at December 31:

	2020	2019
Intellectual property	$ 1,927,000	$ 1,927,000
Other intangible assets	568,000	568,000
	2,495,000	2,495,000
Accumulated amortization	(1,579,660)	(1,483,312)
Intangible assets, net	$ 915,340	$ 1,011,688

Amortization expense of $96,348 was recorded for both years ended December 31, 2020 and 2019.

Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $43,000,639 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 6 – Line of Credit

In August 2019, the Company signed a secured line of credit promissory note with a related party which allows the Company to borrow up to $1,950,000. One third of the outstanding principal on the line of credit will be due and payable on the second and third anniversary of the note (August 2021 and August 2022), with the remainder of outstanding principal due on the fourth anniversary of the note (August 2023). The line of credit bears interest at 5.25% per annum, and will increase to 10% per annum if any amounts remain outstanding after the August 2023 maturity date. The line of credit is secured by certain patents and intellectual property of the Company.

During the years ended December 31, 2020 and 2019, the Company recognized interest expense on borrowings under the line of credit of $82,954 and $18,599, respectively.

Note 7 – Notes Payable

During 2016, the Company issued three convertible promissory notes to related parties. The notes all accrue interest at 10%. If the outstanding principal and accrued interest is not repaid in full by the maturity date, each lender may, at their option, convert the outstanding balance of their note, including any unpaid capitalized interest, into shares of common stock of the Company at a conversion price equal to $10 per share. In March 2020, the Company had its Chapter 11 Plan of Reorganization approved and two of the outstanding convertible notes were reorganized into a single promissory note, which is no longer convertible into common shares of the Company (See Note 8). Additionally, as part of the approved Chapter 11 Plan of Reorganization plan, the outstanding convertible note with the Company's founder was reorganized into a new note, which is no longer convertible into common shares of the Company (See Note 8).

The following table summarizes the terms of the outstanding promissory note:

	2020	2019
Note payable to a related party with an interest rate of 5.25%, until second anniversary in which it increases to 7%. Maturity date is March 2028. Interest only payments for two years, with annual payments thereafter. Secured by certain intellectual property.	$ 5,739,612	$ -
Note payable to a related party with an interest rate of 10%. Maturity date is July 2019. $25,000 installment payment for each package of CJ1 winglets sold.	-	242,183
Note payable to a related party with an interest rate of 10%. Maturity date is July 2019. $75,000 installment payment for each package of CJ3 winglets sold.	-	4,000,000
Business loan with the Company founder with an interest rate of 5.25%. Note is unsecured and maturity date is 30 days after the above note is repaid.	21,532	-
Business loan with the Company founder with an interest rate of 10%. Note is unsecured and maturity date is July 2019.	-	15,000
Paycheck Protection Program loan with an interest rate of 1%. Note is secured by property held by the Company and maturity date is April 18, 2022. Loan was forgiven in full in February 2021.	362,800	-
Total notes payable	6,123,944	4,257,183
Current portion of notes payable	(362,800)	(4,257,183)
Total notes payable, net of current portion	$ 5,761,144	$ -

Future minimum payments for each of years ended December 31 are as follows:

2021	$ -
2022	-
2023	956,602
2024	956,602
2025	956,602
Thereafter	2,891,338
	$ 5,761,144

During the years ended December 31, 2020 and 2019, the Company recorded interest expense of $419,813 and $582,709, respectively.

On August 7, 2019, the Company repaid an existing note payable with a banking institution. The total payment made was $875,756 in which $867,555 and $8,201 was issued for remining principal and additional fees, respectively. On December 4, 2019, the Company sold a Cirrus Design airplane for proceeds of $80,500 and used these proceeds to pay off an existing note payable with a banking institution as part of the sale agreement. The Company recorded a gain on disposal of asset of $44,387 in the year ended December 31, 2010.

Note 8 – Risks, Uncertainties, and Contingencies

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Bankruptcy Proceedings

The Company applied the guidance in ASC852: *Reorganizations,* as it pertains to the bankruptcy proceedings discussed above. There were no discontinued operations or change in ownership structure of the Company resulting from the bankruptcy and as such 'fresh start reporting' is not necessary and comparative financial statements are presented.

In mid-2019, the Company was subject to several grounding claims resulting from an April 2019 no-injury, no-damage incident in the United Kingdom (UK) that was reported to the European Aviation Safety Agency (EASA) and subsequently to the U.S. Federal Aviation Administration (FAA) through a bilateral agreement between the two agencies. The April 2019 incident had followed a November 2018 fatal accident that occurred in Indiana involving an aircraft equipped with Tamarack winglets. To date the National Transportation Safety Board (NTSB) investigation into the 2018 fatal accident is still open, but no evidence has been produced showing that the Company's products failed on the flight. Taking both events into consideration, EASA cautiously issued an Airworthiness Directive (AD) in April 2019 that grounded all Company-equipped aircraft in Europe and then FAA followed suit in May 2019 in the United States to allow the safety agencies to investigate the no-injury, no-damage incident that occurred in the UK. After the investigation, the FAA and EASA found that the Company's Service Bulletins, issued prior to the incident, were sufficient to address the safety concern and no further action was required on the part of the Company. The grounding impacted 91 customers, lasting three months in Europe and two months in the US, both being resolved in mid-July 2019. The negative impact of the 2019 grounding temporarily resulted in a steep reduction in sales of new winglets and led to the Company filing for Chapter 11 bankruptcy in June 2019. The Company submitted a reorganization plan that was approved in March 2020. The Company subsequent emerged from Chapter 11 in August of 2021.

The following are the effects of the approved plan on matters impacting the financial statements:

- In December 2019, as part of the approved plan the Company sold its Cirrus SR-22 Aircraft for proceeds of $80,500 and recognized a loss on disposal of $44,387.
- Prepetition liabilities, which represent valid claims against the Company prior to filing petition for protection under Chapter 11 bankruptcy code, were identified by the Company and recorded and the expected amount of the allowed claim. These liabilities include the following and are recorded as separate line items on the balance sheets:
    - $173,947 of operating payables,
    - $1,550,000 provision for product claims (See 'Provisions for product claims below),
    - $20,753 of accrued PTO, unreimbursed expense, and other accruals.
- For two outstanding convertible notes to entities related through common ownership, the principal and outstanding interest was reorganized into a single note totaling $5,739,612 of note principal with a maturity date 8 years from the date of the approved plan, and bearing interest at 5.25% per annum, until the second anniversary when the interest increases to 7% per annum. The Company will make Interest only payments for two years, and then principal and interest payments due quarterly from the third anniversary through maturity. As part of the reorganization, the principal and accrued interest is no longer convertible into common shares of the Company. Prior to reorganization, the two notes were due in 2019, carried interest at 10% per annum, and were convertible into common shares at a rate of $10 per share.
- For the single outstanding convertible note to the Company's founder, principal and outstanding interest was organized into a note totaling $21,532, and the interest rate was amended to 5.25% per annum (from 10% per annum), the maturity date changed to 30 days from the date the above note is paid in full, and the conversion feature removed.
- Warranty, grounding, and wrongful death claims identified (see below), the plan affirms that those claims are allowable to the extent of the insurance coverage held by the Company.

At December 31, 2020, there is a single subrogation claim outstanding that was not adjudicated in the above approved reorganization plan that is related to the 2020 wrongful death case. The matter is in its early stages and the Company asserts that this claim is subject to the same insurance coverage as noted above and will not result in an obligation of the Company, even in the remote event of an unfavorable outcome.

Provision for product claims

During April and May 2018, unrelated to and well before the fleet grounding, Company was notified that the CJ3 ATLAS winglets for the Cessna Citation CJ3 airframe were potentially restricting some CJ3 models from reaching their MMO or max speed limits for extended periods of time. As a result, the Company suspended sales and installation of the CJ3 winglets until additional engineering analysis and assessment was completed. The Company determined that conditions existed for an accrual of a warranty loss contingency directly related to the CJ3 ATLAS winglets. Accordingly, the Company recorded an estimated loss contingency of $1,550,000 and a corresponding amount was charged to operations in 2018. As the Company provides required services to address the issue noted above, those costs are charged against the liability. Subsequently, the early 2018 warranty claims have been addressed in the Chapter 11 Bankruptcy plan, and an undetermined amount of these claims are expected to be addressed by the Company's grounding insurance. The following is a reconciliation of activity impacting the provision during the years ended:

	2020	2019
Provision for CJ3, beginning of year	$ 1,550,000	$ 1,550,000
Additions	-	-
Costs incurred	(100,000)	-
Provision for CJ3, year end	$ 1,450,000	$ 1,550,000

The Company did not charge any additional costs to operations resulting from matters related to this provision in either year ended December 31, 2020 or 2019.

Note 9 – Warranty and Product Replacement Provision

Changes in the Company's warranty and product replacement provision are as follows:

		2020		2019
Warranty liability, beginning of year	$	295,742	$	16,825
Obligations fulfilled		(174,082)		(340,160)
Provision for sales during the year		66,000		619,077
Warranty liability, end of year	$	187,660	$	295,742

Note 10 – Operating Leases

The Company leases certain real property and equipment under operating leases which expire between September 2023 and June 2025, with monthly payments ranging from approximately $2,000 to $8,750. Rent expense on these leases was $153,830 and $135,388, respectively.

Future minimum payments related to this lease for the years ended December 31 are as follows:

2021	$	166,573
2022		169,587
2023		157,943
2024		116,701
2025		59,124
Thereafter		-

Note 11 – Common Stock

At both December 31, 2020 and 2019, the Company has 10,000,000, no par value, shares of common stock authorized, with 5,156,864 and 4,994,871 shares issued and outstanding, respectively. During the year ended December 31, 2020, the Company issued 161,993 shares of common stock for the exercise of options. There were not common shares transactions during the year ended December 31, 2019.

Note 12 – Preferred Stock

The Company has 1,000,000, no par value shares of preferred stock authorized at both December 31, 2020 and 2019. There were no issuances of preferred shares in the years ended December 31, 2020 or 2019. At both December 31, 2020 and 2019, the Company had no preferred shares issued and outstanding.

The preferred stock is senior to the rights of the common stock in the event of liquidation, dissolution, or winding up of the Company, and shall be entitles to vote or consent together with the holders of the shares of common stock, as a single class, on all matters on which holders of common stock are entitles to vote or consent, with each share of preferred stock voting on an as-if-converted to common stock basis.

Each share of preferred stock is convertible, at the option of the holder, at any time into common stock, at an initial conversion price of $10. The conversion price will be adjusted from time to time based on certain events. Upon approval by the preferred stock shareholders all shares of preferred stock will be automatically converted into common stock by the conversion price then in effect.

Preferred stock accrues cumulative dividends at 8% annually, paid as authorized by the Board of Directors. No dividends were accrued for during the years ended December 31, 2020 or 2019, as there was no preferred stock issued or outstanding.

Note 13 – Stock Options and Warrants

During 2010, the Company executed the 2010 Stock Plan, and was amended in 2017, which reserved 962,000 common shares to be issued in the form of shares, restricted shares, or stock options. During the years ended December 31, 2020 and 2019, the Company issued 741,318 and 0 stock options, respectively. At December 31, 2020 and 2019, there were vested stock options of 449,325 and 380,128, respectively.

The Company utilizes the Black-Scholes Option Pricing model to value the share price of the Company's common stock, resulting in stock-based compensation expense associated with vesting options of $197,587 and $448,117 as of December 31, 2020 and 2019, respectively. At December 31, 2020, there is $9,132 unrecognized stock compensation cost to be recognized in future periods. The inputs placed into the option model for new options issued in 2020 were as follows:

- Stock price: $0.15
- Exercise price: $0.15 - $0.17
- Term: 2 – 6 years
- Volatility: 65%
- Rate of dividends: $0
- Discount rate: 0.34% - .041%
- Forfeiture rate: 10%

Stock compensation expense was classified in the consolidated statements of operations as follows for the years ended December 31:

	2020	2019
Research and development	$ 96,911	$ 145,740
General and administrative	100,676	302,377
	$ 197,587	$ 448,117

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2018	849,150	$ 8.07	6.4
Granted	-	-	-
Expired/Forfeited	(445,500)	8.07	6.4
Exercised	-	-	-
Outstanding December 31, 2019	403,650	$ 8.07	5.4
Granted	741,318	0	10.0
Expired/Forfeited	(403,650)	8.07	5.4
Exercised	(161,993)	0.15	10.0
Outstanding December 31, 2020	579,325	$ 0.15	9.9

Between 2013 and 2017, the Company issued 364,551 warrants that were convertible into common shares of the Company at exercise prices between $9.90 and $30,00. As of December 31, 2019, all of these warrants either expired or were cancelled.

Note 14 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Oregon.

The Company currently has a tax net operating loss of approximately $32,500,000 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

The effects of temporary differences and carryforward that give rise to deferred taxes are as follows at December 31:

	2020	2019
Deferred tax assets		
Net operating loss carryforwards	$ 8,628,627	$ 8,303,381
Federal and state tax credits	1,336,836	1,211,836
Stock based compensation	560,913	518,216
Contingent liability	384,112	410,603
Total gross deferred tax assets	10,910,488	10,444,036
Deferred tax liabilities		
Property and equipment	91,538	76,051
Identified intangibles	51,046	25,523
Total gross deferred tax liabilities	142,584	101,574
Net deferred tax assets	10,767,904	10,342,462
Less valuation allowance	(10,767,904)	(10,342,462)
Net deferred tax assets	$ -	$ -

Note 15 – Subsequent Events

Management has evaluated subsequent events through October 25, 2021, which is the date these financial statements were available to be issued.

On August 26, 2021, the Company was granted the relief requested in the Chapter 11 Bankruptcy Plan (see Note 8), and the Company's case was closed.

During February 2021, the Company executed an additional promissory note pursuant to the Paycheck Protection Program for proceeds of $376,500. Also, in February 2021 and September 2021, the Company had $362,800 and $376,500 of Paycheck Protection Program loans forgiven, respectively.

In March and July 2021, the Company executed a total of two convertible promissory notes with a related party for total proceeds of $2,000,000. In August 2021 the Company executed a convertible promissory note with a related party for total proceeds of $800,000. These notes bear interest at 5% per annum and mature at the earlier of (1) five years from the date of issuance, (2) the date of a qualified financing, as defined in the promissory note, (3) the date of sale of the Company, or (4) upon an event of default, as defined in the promissory note.

During 2021, the Company issued 79,862 shares of common stock pursuant to the exercise of stock options for total proceeds of $11,979.

During 2021, the other party to the Company's long-term engineering contract cancelled the contract due to internal reasons unrelated to the Company. Total consideration for service to be provided by the Company was to be $2,000,000, of which the Company has recognized $655,289 as of December 31, 2020. The Company announced in October that it plans to continue this project (R&D King Air project) internally using funding received from convertible notes (disclosed above).

In October 2021, the Company adopted the 2021 Equity Incentive Plan, and has reserved 400,000 shares of common stock for issuance under the plan.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Tamarack Aerospace Group

SMARTWING™ Technology


TAMARACK
ecoinnovation
TAMARACK
SMARTWING™
TECHNOLOGY
LEARN MORE

Website | Sandpoint , ID | ELECTRONICS

$0.00 raised

0 Investors	$136M Valuation
$4.43 Price per Share	$487.30 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

At Tamarack Aerospace, we've created a groundbreaking technology that is quickly transforming the aviation industry. Our SMARTWING™ technology maximizes flight, increases aircraft efficiency, and decreases CO2 emissions - all while reducing fuel usage by up to 33% for military and commercial airframes.

Reasons to Invest

1. *Sustainability & fuel efficiency.* They're the two biggest concerns in the aviation industry, and aircraft owners and manufacturers are seeking real solutions — available right now.

- Proven range increase of up to 33%
- Reduction of CO2 and other emissions
- Noise reduction
- Technology retrofittable to any existing aircraft
- Longer wing life

2. *Increased Performance.* The wing technology aftermarket is worth nearly 2 billion. Tamarack believes that its proven, certified, and patented SMARTWING™ technology is primed to disrupt the marketplace entirely with an advanced solution. Our system dynamically responds to changing loads and conditions for maximum aerodynamic efficiency and stability, providing 3 to 4 times the efficiency of other wing technologies.

- Improved takeoff and landing performance
- Better mission readiness in high/hot/heavy conditions
- Increased stability and smoother ride for passengers
- Faster and higher climb capabilities with slower stall speed on shorter runway

3. Proven Technology. We believe that Tamarack's performance-enhancing technology is one of the most dramatic, game-changing aviation sustainability solutions available right now as retrofit or forward fit. Tamarack **SMARTWING™ technology** has already significantly improved range, fuel savings, safety, and comfort for its international fleet of over 150 CitationJets. Tamarack's military and civilian use **SMARTWING™** for the King Air series is currently undergoing testing with growing interest by the U.S. Congress, NASA, ICAO, and NBAA. The application of Tamarack **SMARTWING™** technology for the commercial aviation sector will be one of the key technologies allowing the industry to reach its carbon-neutral commitments by 2050.

Tamarack's ground-breaking technologies provide truly transformative performance improvements that make them the most cutting-edge aftermarket modifications available today.

THE PROBLEM

The Colossal Undertaking of Aviation Sustainability

Aviation is responsible for 2%–3% of all carbon emissions. By 2050, the International Coalition for Sustainable Aviation estimates aviation could be responsible for up to 22% of the world's total carbon budget. The International Air Transport Association (IATA) has set a goal to reduce net aviation CO2 emissions by 50% before 2050.


SMARTWING™
TECHNOLOGY
REDUCES CO2
EMISSIONS
UP TO 33%
DOWNLOAD OUR WHITE PAPER

* Source

Most green aviation technologies, like sustainable aviation fuel, aircraft electrification, and improved engines and airframes, only deliver incremental benefits and require entirely new fleets, making implementation years into the future and requiring an enormous economic investment.

For instance, imagine transforming every plane in a commercial fleet to a new fuel type and what this would entail. American Airlines, with the largest fleet, has nearly 1,000 aircraft. Each of those 1,000 aircraft would need an entirely new fuel system. Then, every airport would need new fuel lines, terminals, and so on, essentially altering the infrastructure of every city- no small task.

Historically, one way to boost wing efficiency was to increase the area of the wing, and add winglets, which allows the plane to fly more efficiently with less drag.



Make the wing longer, and it allows the plane to fly more efficiently with less drag. Winglets are another way to increase wingspan; however, when adding length and passive winglets to the plane, one mustn't forget about that other pesky detail-weight. Too much weight in the wings might lead to compromises in the amount of cargo, passengers, etc. allowed in the plane, and could alter flight overall.

THE SOLUTION

Revolutionary Load-Alleviating Technology

So, what makes Tamarack's SMARTWING™ different from traditional wing technologies?

- Significant wing extension
- Load alleviation device (the Tamarack Active Camber Surfaces, or TACS)
- Winglet made of ultra-light-weight composite materials
- ATLAS Control Unit (ACU - automatically adjusts the SMARTWING™ to react to flight conditions)

All four components work together to provide maximum aerodynamic efficiency, making this technology up to five times as efficient as passive winglets. It is fully automatic, requires no pilot action, and functions autonomously from other aircraft systems.

This leads to increased range of up to 33%, fuel savings, a safer and smoother ride for passengers, and added value to aircraft.


SMARTWING™
TECHNOLOGY

THE MARKET

An Industry Ready for Efficient, Sustainable Flight

A MultiBillion Dollar Market.


MULTI BILLION DOLLAR
SMARTWING™
MARKET

* Source

Traditionally within aerospace, significant capital barriers and strict regulatory requirements prevent companies from innovating across market segments. Tamarack SMARTWING™ technology has been rigorously tested and approved by both the FAA and EASA and has already been installed on over 150 private jets worldwide. Our real-world data & customer satisfaction index is both detailed and comprehensive.


FAA & EASA
TESTED &
CERTIFIED

Our product is high margin and easily scalable as it can be retrofitted onto any existing aircraft, as well as installed in new production aircraft. We have already developed and certified the system for eight derivative models and have a growing fleet of 150.


DYNAMIC &
SCALABLE
TECHNOLOGY

Now we're ready to expand into the commercial and military sectors, which we believe will create greater potential for investors.

WHY INVEST

Let’s Change the Way We Fly

Tamarack SMARTWING™ technology is available now— providing a significant and measurable reduction in CO_2 emissions to the current fleet, as well as a reduction in the use of fossil fuels.

Beyond the transformative environmental impact, emissions reduction technology to market the complement is fuel savings, which makes business sense!

The beauty of investing in Tamarack SMARTWING™ technology is the tremendous incentive for airlines and other aircraft operators to choose this technology for their own return on investment.

This is a technology that makes business sense today, and the environmental returns will pay dividends for generations.


TAMARACK
TAKES YOU FURTHER
LEARN MORE

In the Press

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Meet Our Team



Nick Guida

Founder, Chief Executive Officer, Chief Technical Officer, and Chairman

Nick is an aerospace engineer with over 30 years of applied experience in the development of certified sustainable aerospace products, and is an accomplished pilot holding several type ratings for various aircraft, including jet aircraft.

Nick founded Tamarack Aerospace in 2010 after he invented the ATLAS™ load alleviation system. This technology is now operating on 150 Cessna CitationJets worldwide, with new technology currently in development. Tamarack's expansion and growing fleet exhibits Tamarack's mission for large-scale industry sustainability reformation.

For many years, Guida held a Designated Engineering Representative (DER) appointment from the Federal Aviation Administration (FAA) with the unique skill sets of being authorized to show compliance in four separate areas of engineering (Structures, Loads, Damage Tolerance, and Fatigue). Guida was delegated by the FAA to create and review engineering for new and aftermarket airplane products including aftermarket passive winglets.

Guida's extensive aerospace experience was earned through positions of increasing responsibility with several major OEMs, including Boeing, Pilatus, Aviat, Eclipse, and Quest Aircraft Companies. He founded his own consulting company in 2004, bringing his expertise and DER certifications to work on projects with Spectrum, Raytheon, SNC, API, Falcon, Hawker Beech, and more.



Danny Hiner

Chief Operating Officer

Danny has over 30 years in the aviation industry overseeing production and operations. He is an experienced manager with exceptional project management skills. He possesses excellent communications skills and communicates as effectively with the shop floor as he does with the executive suite. Mr. Hiner has a thorough understanding of inventory and budget control and is a cross-disciplined team manager. Mr. Hiner spent 19 years at Aviat Aircraft where he served as Vice President of Operations followed by 10 years of service as Production Manager at Quest Aviation, Inc.

During his career, Mr. Hiner helped shepherd two clean sheet aircraft designs from concept to market. He has also played key roles in the introduction of several other new aircraft model designs, managing the projects from concept, through production, onto market. For 10 years, Mr. Hiner managed the Engineering, Quality, and Production departments through design, prototype, certification, production, and delivery of the Kodiak 100 for Quest Aircraft Company.



Jacob Klinginsmith

President & Director

Jacob has worked in the aviation industry for 15 years working as an engineer and leader in product development, FAA and EASA certification, and business development. Klinginsmith joined Tamarack Aerospace Group in 2010 and, as Chief Engineer, he spearheaded the development and certification of the ATLAS™ from the earliest stages, which was the first ever load alleviation system certified for general aviation aircraft.

President since 2019, he has been instrumental in growing Tamarack while increasing the customer fleet size, expanding facilities in the Americas and the UK, and almost doubling staff in 2020 to support new product development and Tamarack's growing engineering services business.

Jacob holds a BS in Mechanical Engineering from University of Idaho.



Justin Ryan

Director

Justin is an experienced executive with a demonstrated track record in the aerospace industry with pillars including Honewell and BendixKing. He is a visionary leader in Commercial and Business Aviation with experience in Avionics and Aerospace Systems and is skilled in Business Development, Strategic Marketing, and Program Management. Justin is a US Naval Aviator, attack jet pilot. Aircraft owner, commercial pilot with a jet type rating. He holds an MS and BS in Aerospace Engineering from MIT, and an MBA from Wharton. Justin was formerly President of Tamarack Aerospace, and is currently on the Tamarack Board of Directors while operating Streamline Avionics and Speaker Power.

Jere Kovach

Secretary & Director

In addition to work with the Company, Jere currently serves as Chairman of the Board for Bank of Starr Valley, which he co-founded in 1996. Jere was previously Vice Chairman of Board with the bank for seven years; and owned an electrical wholesale business for 17 years before that. Jere started his career as a chemical engineer and worked in that industry for nearly a dozen years. Jere has a Bachelor of Science in Chemical Engineering from Montana State University.

John Snedden

Director

John founded Unicep Manufacturing in 1998 and ran the business until he sold it in 2013. Unicep is an FDA approved producer of dental hydrogen peroxides, medical devices, and over the counter drugs. With multiple patents, 150 employees, and annual sales of nearly $20M the company continues to be a major employer in John's hometown of Sandpoint, Idaho. Before founding Unicep John had another dental products company that he sold. His background in dental products came as a result of his initial career as a dentist. John's business background and experience as a private pilot brings a depth of knowledge to the Company. John has a Bachelor of Science in Biology and Psychology from University of Washington.

David McClenahan

Director

David is one of the most highly respected FAA Designated Engineering Representatives (DER) in the country and has had a successful consulting business for over 35 years. He holds a structural DER ticket for almost every type of aircraft produced in the US, has been involved with almost every aircraft company in the industry over the last 20-some years, and is a globally recognized expert in aerospace composites. McClenahan has been engaged in over 20 winglet projects of all sizes and is currently a leading structural engineer of aftermarket winglets. McClenahan received a Bachelor of Science in Mechanical Engineering from Wichita State University.

David Cox

Director

David has been an industry participant and understands the dynamics of bringing a new product to market in the aviation space. David served as the first President and CEO of Quest Aircraft and a voting member of Board of Directors for Quest Aircraft Trust. Prior to that, he was Treasurer of Idaho Air Group Inc, the forerunner company to Quest Aircraft Company. His aviation career started in 1997 as General Manager of Aerocet Inc, a company that produces certified composite airplane floats. David has since founded his own successful chiropractic practice, Sound Health Chiropractic, in western Washington. Cox graduated from UCLA with a Masters' degree in biology, and from Los Angeles College Chiropractic with a Doctor of Chiropractic.

John McCann

Director

John and his wife built a thriving aerospace machining company that served the DoD and private sector companies. John recently sold his aerospace manufacturing business and has since started another aerospace manufacturing business in Athens, Georgia. John is an active aviator and brings depth of knowledge to the Company in the context of aviation business. John was introduced to the Company and became an investor within the last 4 years. He is a staunch advocate of the technology. John has a Bachelor of Science in Mechanical Engineering from Georgia Institute of Technology.

Justin Ryan

Director

Justin joined the Company in 2017 and served as President for about a year before leaving to purchase two companies of his own. Before joining the Company, Ryan spent 10 years as an executive at Honeywell International, Inc. In this capacity, he led the development of the largest systems package for the A350XWB awarded by Airbus to any supplier. He previously spent six years at McKinsey & Co., where he led engagements in a variety of industries. With over 26 years of civilian and military pilot experience, including missions in support of Operation Desert Storm as a Naval Aviator flying the A-6E Intruder, Ryan holds commercial, multi-engine, instrument, and glider pilot ratings, and he currently owns a Beechcraft Baron. Ryan holds both a Bachelor and Master of Science in Aeronautics & Astronautics Engineering from the Massachusetts Institute of Technology. He also has a Master of Business Administration (MBA) in Finance and Strategy from the Wharton School of Business (University of Pennsylvania), where he was named a Palmer Scholar.

Robert Knollenberg

Director

Dr. Robert G. Knollenberg has pioneered the development of a variety of particle-sizing techniques with applications to a host of scientific disciplines. He is best known for the design of light scattering and particle-size spectrometers for use on aircraft, "in situ" light scattering and extinction particle-size spectrometer for use in liquid contamination measurements, and is the inventor of laser resonant cavity techniques for sub-micron aerosol measurements. He has more than 60 publications relating to particle sizing and holds numerous patents on instrumentation related to particle-size measurement. He was the principal investigator on the Pioneer Venus Particle-Size Spectrometer Experiment in1978, the only particle-sizing device having flown to another planet. After holding a faculty position at the University of Chicago, he founded Particle Measuring Systems, Inc. (PMS) in l972 where he had positions ranging from Chairman of the Board to Director of Research and Development. In 1994 PMS spun off its electro-optics division, forming Research Electro-Optics, Inc. (REO) where he served as Chairman of the Board. PMS was sold in January 1996 to a United Kingdom holding company. Primarily utilizing proceeds from that sale, he started Sensor Technology Development Fund (STDF) in June of 1996. STDF invested in early phase start-ups focusing on sensors and instrumentation front-ends with emphasis on electro-optics technologies.



Lisa Kassa

Treasurer & Controller

Lisa Kassa has been with the Company since July 2012 and is the Company's Controller, Human Resource Manager, and Treasurer. She is a Certified Public Accountant (CPA) licensed in the state of Washington and Idaho and is responsible for the day-to-day accounting transactions, cash flow projections, and timely and accurate reporting of the Company's financial position along with her Human Resource management duties. She is also responsible for ensuring that the Company is compliant with financial covenants, and for government filing, tax reporting, and payment requirements.

Kassa graduated from San Diego State University with a Bachelor of Science in Accounting.

Offering Summary

Company :	Tamarack Aerospace Group, Inc.
Corporate Address :	2021 Industrial Drive, Sandpoint , ID 83864
Offering Minimum :	$9,998.51
Offering Maximum :	$4,999,999.24
Minimum Investment Amount (per investor) :	$487.30

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,257
Maximum Number of Shares Offered	:	1,128,668
Price per Share	:	$4.43
Pre-Money Valuation	:	$135,916,586.35

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 8% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 Perk: Invest $1,000+ and receive a Tamarack Hat

Tier 2 Perk: Invest $2,000+ and receive a Swag Pack #1: Hat and T-Shirt

Tier 3 Perk: Invest $5,000+ and receive additional 1% bonus shares and Swag Pack #2: Hat, T-Shirt, Tamarack Yeti mug, & Laptop Sticker

Tier 4 Perk: Invest $10,000+ and receive additional 3% bonus shares and Listing on Tamarack Website as a Partner in Sustainable Aviation + Desktop Aviation Sustainability Memento

Tier 5 Perk: Invest $50,000+ and receive additional 5% bonus shares and invitation to a virtual tour of the Tamarack facility with Q&A with Tamarack President, Jacob Klinginsmith + Swag Pack #2

Tier 6 Perk: Invest $100,000+ and receive additional 7% bonus shares and a personal video call with Tamarack Founder, Nick Guida

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Tamarack Aerospace Group, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.43 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $443. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

We've all seen the headlines. Climate conditions are in sharp decline, and the clock is ticking. The time required to usher in real effective change is quickly running out. The numbers are impossible to ignore, but did you know that aviation alone is responsible for nearly 3 percent of global emissions? The international civil aviation organization, ICAO, predicts that, between now and 2040, the industry will completely miss its CO2 emission targets by a staggering 7.8 billion tons. That's 7.8 billion - with a b - tons, so what's the hold up? Why such an urgent change taking so excruciatingly long to materialize? Well, aviation is built on an expansive and expensive infrastructure, making it arguably one of the most difficult industries to decarbonize. While many initiatives are being explored from the more efficient aircraft designs to carbon sequestration, they all face significant hurdles like scalability, astronomical costs, and of course, time. Just imagine realistically what it would take to replace tens of thousands of commercial aircraft that exist today with newer, more efficient airplanes. Trillions of dollars. Decades of work. Decades that we don't have. At Tamarack Aerospace, we're committed to engineering real solutions that drive real sustainability. Not 10 or 20 years from now but today. Introducing revolutionary Tamarack eco SmartWing technology. Eco SmartWing technology significantly improves the aerodynamic efficiency of any aircraft which in turn lessens the amount of fuel used by the aircraft. This means that harmful emissions including carbon dioxide are greatly reduced. By how much? Well, in a typical commercial aircraft, this reduction can be as much as 18%. Here's how eco SmartWing technology works. There's a winglet, which is the most obvious part, and this helps to reduce drag and improve efficiency. Then, there's the wing extension, which increases aspect ratio and generates additional lift. Then, we have the patented SmartWing technology component. It works automatically to respond to an aircraft's movements and flight conditions to provide significant fuel savings. Installing eco SmartWing technology on existing aircraft is both simple and streamlined, plus it's already been rigorously flight tested, and it's FAA and EASA certified. In fact, our eco SmartWing technology has already transformed the efficiency of over 150 business jets. Now Tamarack Aerospace Group is ready to transform the world of commercial aviation. By scaling our technology retrofitting just the narrow-body Airbus and Boeing fleet, we can reduce CO2 emissions by 1.6 billion tons by 2040. That's 20 percent of the ICAO predicted emissions gap. Eco SmartWing technology is an undeniable and essential solution ready to help change the course of the current climate crisis. The time is now to contribute to change that we can all benefit from, and by investing in Tamarack eco SmartWing technology, you're helping to shape the future of sustainable aviation in our world today.

Why Invest Section Video

Tucked among the scenic backdrop of Pacific Northwest mountains is a bustling technology company focused on shaping the future of aviation efficiency and sustainability. A pioneering company. One built upon the idea that good should always strive for great. A company of trailblazers, engineers, inventors, and aviators. A company of passionate industry experts united by the belief that real solutions in aviation safety and performance can change the way the world experiences flight. Not tomorrow, not 10 or 20 years from now, but today right now. Active winglet technology is quickly revolutionizing the aviation industry. Active winglet-equipped aircraft achieve better climb performance, longer range, increased stability, and unparalleled fuel savings. Designed, crafted, and built in America. Installed and available globally active winglets are safe proven, and FAA and EASA certified. A truly scalable technology tested and ready for a wide array of business commercial and military aircraft with fleet training and support infrastructure ready to help your team achieve maximum flight efficiency. Now is your time to expect more from your aircraft, to reach new heights and soar towards new horizons because regardless of where you're from, there's only one name that should come to mind when you think of groundbreaking aerospace innovation - Tamarack Aerospace. Tamarack takes you further.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED
Secretary of State
State of Washington
Date Filed: 01/13/2022
Effective Date: 01/13/2022
UBI No: 603 022 499

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF TAMARACK AEROSPACE GROUP, INC.

ARTICLE 1 NAME

The name of this corporation is Tamarack Aerospace Group, Inc.

ARTICLE 2 DURATION

This corporation has perpetual existence.

ARTICLE 3 PURPOSE

This corporation is organized for the purposes of transacting any and all lawful business for which a corporation may be incorporated under Title 23B of the Revised Code of Washington, as amended (the "Washington Business Corporation Act").

ARTICLE 4 REGISTERED OFFICE AND AGENT

The address of the registered office of the corporation is 711 Capitol Way S., Suite 204, Olympia, WA 98501; and the name of the registered agent at such address is National Registered Agents, Inc.

ARTICLE 5 CAPITAL STOCK

5.1 Shares. The authorized capital stock of this corporation shall consist of 50,000,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), and 5,000,000 shares of Preferred Stock, par value $0.0001 per share (the "Preferred Stock").

Effective as of 8:00 a.m., Pacific Time, on January 10, 2022 (the "Effective Time"), each one (1) share of the Corporation's Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be split into five (5) shares of Common Stock without increasing or decreasing the par value of each share of Common Stock (the "Stock Split"). Each stock certificate that, immediately prior to the Effective Time, represented shares of pre-Stock Split Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Corporation or the respective holders thereof, represent that number of whole shares of post-Stock Split Common Stock into which the shares of pre-Stock Split Common Stock represented by such certificate shall have been split; provided, however, that each holder of record of a certificate that represented shares of pre-Stock Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-Stock Split Common Stock into which the shares of pre-Stock Split Common Stock represented by such certificate shall have been combined pursuant to the Stock Split.

5.2 Authority of the Board-Preferred Shares. The Board of Directors shall have the full authority permitted by law to divide the authorized and unissued shares of Preferred Stock into classes or series, or both, and to provide for the issuance of such shares in an aggregate amount not exceeding the number of shares of Preferred Stock authorized by these Articles of Incorporation, as amended from time to time; and to determine with respect to each such class and/or series the voting powers, if any (which voting powers, if granted, may be full or limited), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions relating thereto, including without limiting the generality, of the foregoing, the voting rights relating to shares of Preferred Stock of any class and/or series (which may be one or more votes per share or a fraction of a vote per share, which may vary over time and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any class and/or series may be entitled (which may be cumulative or noncumulative), the rights of holders of Preferred Stock of any class and/or series in the event of liquidation, dissolution or winding up of the affairs of the corporation, the rights, if any, of holders of Preferred Stock of any class and/or to convert or exchange such shares of Preferred Stock of such class. and/or series for shares of any other class or series of capital stock or for any other securities, property or assets of the corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable), whether or not the shares of that class and/or series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any shares of that class and/or series shall be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation.

Before the corporation shall issue any shares of Preferred Stock of any class and/or series, articles of amendment in a form meeting the requirements of the Washington Business Corporation Act, as amended from time to time (the "Act"), setting forth the terms of the class and/or series and fixing the voting powers, designations, preferences, the relative, participating, optional or other special rights, if any, and the qualifications, limitations and restrictions, if any. relating to the shares of Preferred Stock of such class and/or series, and the number of shares of Preferred Stock of such class and/or series authorized by the Board of Directors to be issued shall be filed with the Secretary of State of the State of Washington in the manner prescribed by the Act, and shall become effective without any shareholder action. The Board of Directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any class or series subsequent to the issuance of shares of that class or series.

5.3 Voting Common Shares. Common shares shall have full voting rights with the holders thereof entitled to one vote per share on each matter voted on at a shareholders' meeting.

5.4 Rights of Common Stock. The holders of the common shares shall have unlimited voting rights; the right, subject to the restrictions provided for in this article, to receive such dividends as are declared by the board of directors of the corporation to be paid to the holders of common shares; and the right to receive the net assets of the corporation upon dissolution or liquidation.

5.5 Terms of the Series A Convertible Preferred Stock.

1. Designation and Number. A series of preferred stock, designated the "Series A Convertible Preferred Stock", is hereby established. The number of authorized shares of Series A Convertible Preferred Stock shall be 750,000.

2. Maturity. The Series A Convertible Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

3. Rank. The Series A Convertible Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (a) prior or senior to the common stock issued by the Corporation (the "Common Stock"); (b) prior or senior to all classes or series of preferred stock issued by the Corporation (the "Preferred Stock"), the terms of which specifically provide that such shares rank junior to the Series A Convertible Preferred Stock with respect to dividend rights or rights upon liquidation , dissolution or winding up of the Corporation, (c) on a parity with all classes or series of Preferred Stock, the terms of which specifically provide that such shares rank on a parity with the Series A Convertible Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation (the "Parity Shares") and (d) junior to all existing and future indebtedness of the Corporation.

4. Dividends.

(a) Holders of Series A Convertible Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors of the Corporation, or a duly authorized committee thereof, and declared by the Corporation, preferential cumulative dividends at the rate of 8% per annum of the $20.00 face value per share (equivalent to a fixed annual amount of $1.60 per share). Such dividends shall be cumulative from the date of original issue and shall be payable in arrears on April 30, 2017 and thereafter on each April 30 (or, if not a Business Day (as defined below), the next succeeding Business Day, each a "Dividend Payment Date") for the period ending on such Dividend Payment Date, commencing on the date of issue, (i) in cash out of funds of the Corporation legally available for payment, (ii) at the Corporation's option, in duly authorized, validly issued, fully paid and non-assessable shares of Common Stock or (iii) at the Corporation's option, in a combination of cash and Common Stock. Dividends paid in cash or through the issuance of Common Stock shall be paid to the holders of Series A Convertible Preferred Stock no later than ten Business Days after a Dividend Payment Date. "Business Day" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close. The first dividend will be paid on April 30, 2017 with respect to the period beginning on the date of issue and ending on April 30, 2017. Any dividend payable on the Series A Convertible Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360-day year. Dividends will be payable in arrears to holders of record as they appear on the share records of the Corporation at the close of business on the applicable record date, which shalt be such date designated by the Board of Directors of the Corporation for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). Payment of dividends in shares of Common Stock shall otherwise occur pursuant to paragraph (b) of subsection 8 and, solely for purposes of the payment of dividends in shares, the Dividend Payment Date shall be deemed the conversion date. Except as otherwise provided herein, if at any time the Corporation pays dividends partially in cash and partially in shares of Common Stock, then such payment shall be distributed ratably among the holders of Series A Convertible Preferred Stock based upon the number of shares of Series A Convertible Preferred Stock held by each holder on such Dividend Payment Date.

In the case of payment by the Corporation of dividends in the form of shares of Common Stock, the Common Stock shall be valued solely for such purpose at the Fair Market Value (as defined below) immediately prior to the applicable Dividend Record Date. "Fair Market Value" shall mean (i) the price at which Common Stock was last sold by the Corporation in an arm's length transaction, for cash, other than on an installment basis or pursuant to any warrant or option, to a person not employed by, controlled by, in control of or under common control with the Corporation unless (ii) the price is agreed upon by the Corporation and the holders of Series A Convertible Preferred Stock entitled to cast a majority of the votes entitled to be cast by the holders of Series A Convertible Preferred Stock.

(b) No dividends on Series A Convertible Preferred Stock shall be authorized by the Board of Directors of the Corporation or declared or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(c) Notwithstanding the foregoing, dividends on the Series A Convertible Preferred Stock will accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends, whether or not such dividends are declared and whether or not such dividends are prohibited by agreement. Accrued but unpaid dividends on the Series A Convertible Preferred Stock will accumulate but will not earn additional dividends. Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any other class or series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series A Convertible Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series A Convertible Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Convertible Preferred Stock and the shares of any other class or series of Preferred Stock ranking on a parity as to dividends with the Series A Convertible Preferred Stock, all dividends declared upon the Series A Convertible Preferred Stock and any other class or series of Preferred Stock ranking on a parity as to dividends with the Series A Convertible Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Convertible Preferred Stock and such other class or series of Preferred Stock, shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Convertible Preferred Stock and such other class or series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other.

Work Order #: 2022011300031457 - 1
Received Date: 01/13/2022
Amount Received: $80.00

(d) Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Convertible Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other class or series of capital stock of the Corporation ranking junior to or on a parity with the Series A Convertible Preferred Stock as to dividends or upon liquidation, nor shall the Common Stock, or any other class or series of capital stock of the Corporation ranking junior to or on a parity with the Series A Convertible Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for any other class or series of capital stock of the Corporation ranking junior to the Series A Convertible Preferred Stock as to dividends and upon liquidation). Any dividend payment made on the Series A Convertible Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

5. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of the Series A Convertible Preferred Stock are entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders a liquidation preference equal to the greater of (i) $20.00 face value per share in cash or property at its fair market value as determined by the Board of Directors of the Corporation, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, and (ii) the amount that would have been received had the Series A Convertible Preferred Stock been converted into Common Stock (pursuant to subsection 8) immediately prior to the date of the liquidation, dissolution or winding up of the Corporation (the greater of (i) and (ii) being the "Liquidation Preference"), before any distribution of assets is made to holders of the Common Stock or any other class or series of capital stock of the Corporation that ranks junior to the Series A Convertible Preferred Stock as to liquidation rights. The Corporation will promptly provide to the holders of the Series A Convertible Preferred Stock written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of the Series A Convertible Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

A (i) reorganization, merger, consolidation or other business combination involving the Corporation and another person or entity where the Corporation does not survive or (ii) sale of all or substantially all of the assets of the Corporation, shall, in each case, be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of capital stock of the Corporation or otherwise is permitted under Washington law, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of capital stock of the Corporation whose preferential rights upon distribution are superior to those receiving the distribution.

(b) If upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of Series A Convertible Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other class or series of Parity Shares, then such assets, or the proceeds thereof, shall be distributed among the holders of Series A Convertible Preferred Stock and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Series A Convertible Preferred Stock and any such other Parity Shares if all amounts payable thereon were paid in full.

(c) Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of Series A Convertible Preferred Stock and any Parity Shares, the holders of Common Stock shall be entitled to receive any and all assets remaining to be paid or distributed.

6. Redemption.

(a) The Series A Convertible Preferred Stock is redeemable, at the option of the Corporation, upon not less than 30 nor more than 60 days written notice, in whole but not in part, for cash at a redemption price equal to $20.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (the "Redemption Date"), without interest. No Series A Convertible Preferred Stock may be redeemed except with assets legally available for the payment of the redemption price.

Holders of Series A Convertible Preferred Stock to be redeemed shall surrender such Series A Convertible Preferred Stock upon receipt of such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of the Series A Convertible Preferred Stock has been received by the holders of Series A Convertible Preferred Stock to be redeemed, then from and after the Redemption Date dividends will cease to accrue on such Series A Convertible Preferred Stock, such Series A Convertible Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

(b) Unless full cumulative dividends on all Series A Convertible Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series A Convertible Preferred Stock shall be redeemed and the Corporation shall not purchase or otherwise acquire, directly or indirectly, the Series A Convertible Preferred Stock (except by exchange for any other class or series of capital stock of the Corporation ranking junior to the Series A Convertible Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Series A Convertible Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Convertible Preferred Stock. So long as no dividends are in arrears, the Corporation shall be entitled at any time and from time to time to repurchase any Series A Convertible Preferred Stock in transactions duly authorized by the Board of Directors of the Corporation and effected in compliance with applicable laws.

(c) Notice of redemption of the Series A Convertible Preferred Stock shall be given by notice mailed to the holders of Series A Convertible Preferred Stock to be redeemed, not less than 30 nor more than 60 days prior to the Redemption Date, at their addresses as shown on the share records of the Corporation. Each notice shall state: (i) the Redemption Date; (ii) the redemption price; (iii) the number of shares of Series A Convertible Preferred Stock to be redeemed; and (iv) the name and address of the holder of the Series A Convertible Preferred Stock to be redeemed.

(d) Immediately prior to any redemption of Series A Convertible Preferred Stock, the Corporation shall pay, in cash, any accumulated and unpaid dividends through the Redemption Date, unless a Redemption Date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Convertible Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

(e) The Series A Convertible Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

(f) Subject to applicable law and the limitation on purchases when dividends on the Series A Convertible Preferred Stock are in arrears, the Corporation may, at any time and from time to time, purchase any Series A Convertible Preferred Stock, by tender or by private agreement.

(g) All Series A Convertible Preferred Stock redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and reclassified as authorized but unissued Preferred Stock, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Stock in accordance with applicable laws.

(h) For clarity, a holder of Series A Convertible Preferred Stock to be redeemed shall retain, through the date immediately prior to the Redemption Date, all of such holder's rights with respect to the shares of Series A Convertible Preferred Stock to be redeemed, specifically including the right to convert such shares in accordance with the provisions of subsection 8.

7. Voting Rights. Except as otherwise expressly provided herein or as otherwise required by Washington law, holders of the Series A Convertible Preferred Stock will not have any voting rights. To the extent holders of the Series A Convertible Preferred Stock have any voting rights, (a) where a separate class. vote is not required under Washington law, holders of the Series A Convertible Preferred Stock shall vote with holders of Common Stock (voting as a single class) and each share of Series A

Convertible Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock that would have been received had the Series A Convertible Preferred Stock been converted into Common Stock (pursuant to subsection 8) immediately prior to the date of the vote and (b) where a separate class vote is required under Washington law, approval shall be determined by the affirmative vote or consent of the holders of Series A Convertible Preferred Stock entitled to cast a majority of the votes entitled to be cast by the holders of the Series A Convertible Preferred Stock, given in person or by proxy, either in writing or at a meeting (voting separately as a class).

8. Conversion.

(a)(i) Subject to and upon compliance with the provisions of this subsection 8, a holder of Series A Convertible Preferred Stock shall have the right, at the holder's option, to convert such shares, in whole or in part, into authorized but previously unissued shares of Common Stock at a conversion price of $2.00 per share of Common Stock (equivalent to a conversion rate often shares of Common Stock for each share of Series A Convertible Preferred Stock), as such rate may be adjusted pursuant to paragraph (d) of this subsection 8 (the "Conversion Price") (as in effect at the time and on the date provided for in the last paragraph of paragraph (b) of this subsection 8) by delivering such shares to be converted, such delivery to be made in the manner provided in paragraph (b)(i) of this subsection 8.

(ii) Upon the earliest to occur of the events (each a "Mandatory Conversion Date") described in the following clauses (x), (y) and (z) of this paragraph (a)(ii), each outstanding share of Series A Convertible Preferred Stock shall automatically convert into authorized but previously unissued shares of Common Stock at the Conversion Price:

(x) Upon (deemed to have occurred the day prior) a recapitalization of the Corporation in connection with an initial public offering of capital stock of the Corporation pursuant to an effective registration statement under the Securities Act of 1933, as amended;

(y) Upon the approval of the holders of Series A Convertible Preferred Stock entitled to cast a majority of the votes entitled to be cast by the holders of Series A Convertible Preferred Stock; and

(z) Upon (deemed to have occurred the day prior) a Change of Control (as defined below) of the Corporation; provided that, upon the occurrence of a Change of Control, such holder shall have the right, by written notice delivered to the Corporation within twenty (20) days after receipt of notice of conversion from the Corporation, to require mandatory redemption of the Series A Convertible Preferred Stock of such holder by the Corporation at a cash price in lieu of conversion equal to the redemption price described in paragraph (a) of subsection 6 above; and provided further that, if such holder does not require mandatory redemption and the Series A Convertible Preferred Stock converts into shares of Common Stock, such holder shall sell any shares of Common Stock that such holder acquires or has the right to acquire to the Change of

Work Order #: 2022011300031457 - 1
Received Date: 01/13/2022
Amount Received: $80.00

Control Buyer (as defined below) on the same terms as the transaction resulting in the Change of Control.

"Change of Control" means the acquisition of beneficial ownership (as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 100% of the Common Stock by any person, entity or group (as defined in Rule l3d-5(b)(1) of the Securities Exchange Act of 1934, as amended), other than any holder of Common Stock as of the date hereof (a "Change of Control Buyer").

(b)(i) In order to exercise the conversion right, pursuant to paragraph (a)(i) of this subsection 8, the holder of Series A Convertible Preferred Stock to be converted shall deliver the certificate(s) evidencing such shares, duly endorsed or assigned to the Corporation or in blank, addressed to: Tamarack Aerospace Group, Inc., 2021 Industrial Dr., Sandpoint, ID 83864, Attn: President, accompanied by written notice to the Corporation that the holder thereof elects to convert such shares of Series A Convertible Preferred Stock. Unless the shares issuable on conversion are to be issued in the same name as the name in which such shares of Series A Convertible Preferred Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder or such holder's duly authorized agent and an amount sufficient to pay any transfer or similar tax (or evidence reasonably satisfactory to the Corporation demonstrating that such taxes have been paid).

(ii) Upon a Mandatory Conversion Date, pursuant to paragraph (b)(ii) of subsection 8, each holder of Series A Convertible Preferred Stock shall deliver the certificate(s) evidencing such shares, duly endorsed or assigned as described in paragraph (b)(i) above, within two business days of the date established for such conversion as set forth in a written notice from the Corporation; provided, however, that the failure by such holder to deliver the certificate(s) evidencing such converted shares of Series A Convertible Preferred Stock shall not prevent the Corporation from delivering the shares of Common Stock issuable upon automatic conversion thereof and, upon receipt of such consideration by such holder, such shares of Series A Convertible Preferred Stock shall be converted for all purposes hereunder.

Holders of Series A Convertible Preferred Stock exercising their conversion rights or subject to automatic conversion will not be entitled to, nor will the Conversion Price be adjusted for, any accumulated and unpaid dividends, whether or not in arrears, or for dividends on the Common Stock issued upon conversion. Holders of Series A Convertible Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following such Dividend Record Date and prior to such Dividend Payment Date. However, Series A Convertible Preferred Stock surrendered for conversion during the period between the close of business on any Dividend Record Date and ending with the opening of business on the corresponding Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares on such Dividend Payment Date. A holder of Series A Convertible Preferred Stock on a Dividend Record Date who (or whose transferee) tenders any such shares for conversion into Common

Work Order #: 2022011300031457 - 1
Received Date: 01/13/2022
Amount Received: $80.00

Stock on such Dividend Payment Date will receive the dividend payable by the Corporation on such Series A Convertible Preferred Stock on such date, and the converting holder shall not include payment of the amount of such dividend upon surrender of Series A Convertible Preferred Stock for conversion.

As promptly as practicable after the surrender of certificates for Series A Convertible Preferred Stock as aforesaid, the Corporation shall issue and shall deliver at such office to such holder, or on his written order, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such shares in accordance with the provisions of this subsection 8, and any fractional interest in respect of a share of Common Stock arising upon such conversion shall be settled as provided in paragraph (c) of this subsection 8. Unless otherwise provided in paragraph (a)(ii) of this subsection 8, each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for Series A Convertible Preferred Stock shall have been surrendered and such notice (and if applicable, payment of an amount equal to the dividend payable on such shares as described above) received by the Corporation as aforesaid, and the person or persons in whose name or names any certificate or certificates for Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby at such time on such date, and such conversion shall be at the Conversion Price in effect at such time and on such date, unless the share transfer books of the Corporation shall be closed on that date, in which event such person or persons shall be deemed to have become such holder or holders of record at the opening of business on the next succeeding day on which such share transfer books are open, but such conversion shall be at the Conversion Price in effect on the date on which such certificates for Series A Convertible Preferred Stock have been surrendered and such notice received by the Corporation.

(c) No fractional shares or scrip representing fractions of Common Stock shall be issued upon conversion of the Series A Convertible Preferred Stock. Instead of any fractional interest in a share of Common Stock that would otherwise be deliverable upon the conversion of a share of Series A Convertible Preferred Stock, the Corporation shall pay to the holder of such share an amount in cash based upon the Fair Market Value per share of Common Stock on the day immediately preceding the date of conversion. If more than one share of Series A Convertible Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Convertible Preferred Stock so surrendered.

(d) The Conversion Price shall be adjusted from time to time as follows:

(i) If the Corporation shall (A) make a payment of dividends or distributions to holders of any class or series of capital stock of the Corporation in Common Stock (which, for clarity, shall not include any shares of Common Stock issued by the Corporation upon conversion of, or payment of a dividend on, the Series A Convertible Preferred Stock), (8) subdivide its outstanding Common Stock into a greater number of shares, (C) combine its outstanding Common Stock into a smaller number of shares or (D) issue any shares of capital stock by reclassification of its Common Stock, the Conversion Price shall be adjusted so that the holder of any Series A Convertible Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock that such holder would have owned or have been entitled to receive after the happening of any of the events described above had such shares been converted immediately prior to the record date in the case of a dividend or distribution or the effective date in the case of a subdivision, combination or reclassification. An adjustment made pursuant to this paragraph (d)(i) shall become effective immediately after the opening of business on the day next following the record date (except as provided in paragraph (g) of this subsection 8) in the case of a distribution and shall become effective immediately after the opening of business on the day next following the effective date in the case of a subdivision, combination or reclassification. Such adjustment(s) shall be made successively whenever any of the events listed above shall occur.

(ii) If the Corporation shall issue rights, options or warrants to all holders of Common Stock entitling them (for a period expiring within 45 days after the record date fixed for such issuance) to subscribe for or purchase Common Stock (or securities convertible into or exchangeable for Common Stock) at a price per share less than the Fair Market Value per share of Common Stock on the record date for the determination of shareholders entitled to receive such rights, options or warrants, then the Conversion Price shall be adjusted to equal the price determined by multiplying (A) the Conversion Price in effect immediately prior to the opening of business on the Business Day next following the date fixed for such determination by (B) a fraction, the numerator of which shall be the sum of (I) the number of shares of Common Stock outstanding on the close of business on the date fixed for such determination and (II) the number of shares of Common Stock that could be purchased at the Fair Market Value on the date fixed for such determination with the aggregate proceeds to the Corporation from the exercise of such rights, options or warrants, and the denominator of which shall be the sum of (x) the number of shares of Common Stock outstanding on the close of business on the date fixed for such determination and (y) the number of additional shares of Common Stock offered, for subscription or purchase pursuant to such rights, options or warrants. Such adjustment shall be made successively whenever any such rights, options or warrants are issued, and shall become effective immediately after the opening of business on the day next following the record date for any such rights, options or warrants issued (except as provided in paragraph (g) of this subsection 8). In determining whether any rights, options or warrants entitle the holders of Common Stock to subscribe for or purchase Common Stock at less than the Fair Market Value, there shall be taken into account any consideration received by the Corporation upon issuance and upon exercise of such rights, options or warrants, the value of such consideration, if other than cash, to be determined by the Board of Directors of the Corporation whose decision shall be final, conclusive and binding. Any adjustment(s) made pursuant to this paragraph (d)(ii) shall become effective immediately after the opening of business on the Business Day next following such record date. Such adjustment(s) shall be made successively whenever any of the events listed above shall occur.

Work Order #: 2022011300031457 - 1
Received Date: 01/13/2022
Amount Received: $80.00

(iii) If the Corporation shall distribute to all holders of its Common Stock any shares of capital stock of the Corporation (other than Common Stock) or evidence of its indebtedness or assets (including securities, but excluding cash distributions paid out of the total equity applicable to Common Stock, less the amount of stated capital attributable to Common Stock, determined on the basis of the most recent annual or quarterly consolidated cost basis and current value basis and consolidated balance sheets of the Corporation and its consolidated subsidiaries available at the time of the declaration of the distribution) or rights or warrants to subscribe for or purchase any of its securities (excluding those rights and warrants issued to all holders of Common Stock entitling them for a period expiring within 45 days after the record date referred to in paragraph (d)(ii) of this subsection 8 to subscribe for or purchase Common Stock, which rights and warrants are referred to in and treated under paragraph (d)(ii) of this subsection 8) (any of the foregoing being hereinafter in this paragraph (d)(iii) called the "Securities"), then in each case the Conversion Price shall be adjusted so that it shall equal the price determined by multiplying (A) the Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution by (B) a fraction, the numerator of which shall be the Fair Market Value per share of Common Stock on the record date described in the immediately following paragraph less the then Fair Market Value of the shares of capital stock or assets or evidences of indebtedness so distributed or of such rights or warrants applicable to one share of Common Stock, and the denominator of which shall be the Fair Market Value per share of Common Stock on the record date described in the immediately following paragraph.

Such adjustment shall become effective immediately at the opening of business on the Business Day next following (except as provided in paragraph (g) of this subsection 8) the record date for the determination of shareholders entitled to receive such distribution. For the purposes of this paragraph (d)(iii), the distribution of a Security which is distributed not only to the holders of the Common Stock on the date fixed for the determination of shareholders entitled to such distribution of such Security, but also is distributed with each share of Common Stock delivered to a person as a dividend on, or converting, Series A Convertible Preferred Stock after such determination date, shall not require an adjustment of the Conversion Price pursuant to this paragraph (d)(iii); provided that on the date, if any, on which a person receiving a dividend on, or converting, Series A Convertible Preferred Stock would no longer be entitled to receive such Security with a share of Common Stock (other than as a result of the termination of all such Securities), a distribution of such Securities shall be deemed to have occurred, and the Conversion Price shall be adjusted as provided in this paragraph (d)(iii) (and such day shall be deemed to be "the date fixed for the determination of the shareholders entitled to receive such distribution" and " the record date" within the meaning of the two preceding sentences). Such adjustment(s) shall be made successively whenever any of the events listed above shall occur.

(iv) No adjustment in the Conversion Price shall be required unless such adjustment would require a cumulative increase or decrease of at least 1% in such price; provided, however, that any adjustments that by reason of this paragraph (d)(iv) are not required to be made shall be carried forward and taken into account in any subsequent adjustment until made; and provided, further, that any adjustment shall be required and made in accordance with the provisions of this subsection 8 (other than this paragraph (d)(iv)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the holders of Common Stock. Notwithstanding any other provisions of this subsection 8, the Corporation shall not be required to make any adjustment to the Conversion Price (A) upon the issuance of any Common Stock or options or rights to purchase Common Stock pursuant to any present or future employee, director or consultant incentive or benefit plan or program of the Corporation or any of its subsidiaries; (B) upon the issuance of any Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on shares of capital stock or indebtedness of the Corporation and the investment of additional optional amounts in Common Stock under any plan; (C) upon a change in the par value of the Common Stock of the Corporation; or (D) for accumulated and unpaid dividends on shares of capital stock of the Corporation. All calculations under this subsection 8 shall be made to the nearest cent (with $.005 being rounded upward) or to the nearest one-tenth of a share (with .05 of a share being rounded upward), as the case may be.

(e) If:

(i) the Corporation shall declare a distribution on the Common Stock other than in cash out of the total equity applicable to Common Stock, less the amount of stated capital attributable to Common Stock, determined on the basis of the most recent annual or quarterly consolidated cost basis and current value basis and consolidated balance sheets of the Corporation and its consolidated subsidiaries available at the time of the declaration of the distribution; or

(ii) the Corporation shall authorize the granting to the holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of any class or any other rights or warrants; or

(iii) there shall be any reclassifications of the Common Stock (other than an event to which paragraph (d)(i) of this subsection 8 applied); or

(iv) there shall occur the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, then the Corporation shall cause to be mailed to the holders of the Series A Convertible Preferred Stock at their addresses as shown on the share records of the Corporation, as promptly as possible, but at least 15 days prior to the applicable date hereinafter specified, a notice stating (A) the record date as of which the holders of Common Stock of record to be entitled to such distribution or grant of rights or warrants are to be determined, provided, however, that no such notification need be made in respect of a record date for a distribution or grant of rights unless the corresponding adjustment in the Conversion Price would be an increase or decrease of at least 1%, or (B) the date on which such reclassification, liquidation, dissolution or winding up is expected to become effective, and the date as of which is expected that holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property, if any, deliverable upon such reclassification, liquidation, dissolution or winding up. Failure to give or receive such notice or any defect therein shall not affect the legality or validity of the proceedings described in subsection 8 of this Series A.

(f) Whenever the conversion is adjusted as herein provided, the Corporation shall promptly file with the share transfer records of the Corporation an officer's certificate setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after the filing of such certificate, the Corporation shall prepare a notice of such adjustment of the Conversion Price, setting forth the adjusted Conversion Price and the effective date on which such adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Price to the holder of each share of Series A Convertible Preferred Stock at such holder's last address as shown on the share records of the Corporation.

(g) In any case in which paragraph (d) of subsection 8 of this Section A provides that an adjustment shall become effective on the date next following the record date for an event, the Corporation may defer until the occurrence of such event (I) issuing to the holder of any Series A Convertible Preferred Stock converted after such record date and before the occurrence of such event the additional Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the Common Stock issuable upon such conversion before giving effect to such adjustment and (II) fractionalizing any Series A Convertible Preferred Stock and/or paying to such holder any amount of cash in lieu of any fraction pursuant to paragraph (c) of this subsection 8.

(h) There shall be no adjustment of the Conversion Price in case of the issuance of any shares of capital stock of the Corporation in a reorganization, acquisition or other similar transaction except as specifically set forth in this subsection 8. If any action or transaction would require adjustment of the Conversion Price pursuant to more than one paragraph of this subsection 8, only one adjustment shall be made, and such adjustment shall be the amount of adjustment that has the highest absolute value.

(i) If the Corporation shall take any action affecting the Common Stock, other than an action described in this subsection 8, that in the opinion of the Board of Directors of the Corporation would materially and adversely affect the conversion rights of the holders of the Series A Convertible Preferred Stock, the Conversion Price for the Series A Convertible Preferred Stock may be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the Board of Directors of the Corporation, in its sole discretion, may determine to be equitable under the circumstances.

(j) The Corporation covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common

Stock, for the purpose of effecting conversion of the Series A Convertible Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all outstanding Series A Convertible Preferred Stock not theretofore converted. For purposes of this paragraph G), the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding Series A Convertible Preferred Stock shall be computed as if at the time of computation all such outstanding shares were held by a single holder.

The Corporation covenants that any Common Stock issued upon conversion of the Series A Convertible Preferred Stock shall be validly issued, fully paid and nonassessable. Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value of the Common Stock deliverable upon conversion of the Series A Convertible Preferred Stock, the Corporation will take any action that, in the opinion of its counsel, may be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable Common Stock at such adjusted Conversion Price.

(k) The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Common Stock or other securities or property on conversion of the Series A Convertible Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of Common Stock or other securities or property in a name other than that of the holder of the Series A Convertible Preferred Stock to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the reasonable satisfaction of the Corporation, that such tax has been paid.

In addition to the foregoing adjustments, the Corporation shall be entitled to make such reductions in the Conversion Price, in addition to those required herein, as it in its discretion considers to be advisable in order that any share distributions, subdivisions of shares, reclassification or combination of shares, distribution of rights, options, warrants to purchase shares or securities, or a distribution of other assets (other than cash distributions) will not be taxable or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

9. <u>Governing Documents.</u> The rights of all holders of the Series A Convertible Preferred Stock and the terms of the Series A Convertible Preferred Stock are subject to the provisions of the Articles of Amendment designating the preferences, rights and limitations of the Series A Convertible Preferred Stock and the Articles of Incorporation, as Amended, and the Amended and Restated Bylaws, of the Corporation.

10. <u>Information Rights</u>. Holders of the Series A Convertible Preferred Stock shall be entitled to receive the annual financial statements of the Corporation (audited, if available, or unaudited) within a reasonable time following the end of each such annual period.

A. Exclusion of Other Rights.

Except as may otherwise be required by applicable law, the Series A Convertible Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, other than those specifically set forth in the Articles of Amendment designating the preferences, rights and limitations of the Series A Convertible Preferred Stock (as amended from time to time). The Series A Convertible Preferred Stock shall have no preemptive or subscription rights.

B. Headings of Subdivisions.

The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

C. Severability of Provisions.

If any voting powers, preferences or relative, participating, optional and other special rights of the Series A Convertible Preferred Stock or qualifications, limitations or restrictions thereof set forth in the Articles of Amendment designating the preferences, rights and limitations of the Series A Convertible Preferred Stock (as amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of Series A Convertible Preferred Stock and qualifications, limitations and restrictions thereof set forth in the Articles of Amendment designating the preferences, rights and limitations of the Series A Convertible Preferred Stock (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences or relative, participating, optional or other special rights of Series A Convertible Preferred Stock or qualifications, limitations and restrictions thereof shall be given such effect. None of the voting powers, preferences or relative participating, optional or other special rights of the Series A Convertible Preferred Stock or qualifications, limitations or restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences or relative, participating, optional or other special right of Series A Convertible Preferred Stock or qualifications, limitations or restrictions thereof unless so expressed herein.

ARTICLE 6
PREEMPTIVE RIGHTS

Shareholders of this corporation have no preemptive rights to acquire additional shares of stock or securities convertible into shares of stock issued by the corporation.

ARTICLE 7
DIRECTORS

The number of directors of this corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in the manner specified therein.

ARTICLE 8
CUMULATIVE VOTING

Shareholders of this corporation shall not have the right to cumulate votes in the election of directors.

ARTICLE 9
LIMITATION OF DIRECTOR LIABILITY

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for:

a. Acts or omissions involving intentional misconduct by the director or a knowing violation of law by the director;

b. Conduct violating RCW 23B,08.310 (which involves certain distributions by the corporation); or

c. Any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

If the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE 10
INDEMNIFICATION OF DIRECTORS

10.1 The corporation shall indemnify its directors to the full extent permitted by the Washington Business Corporation Act now or hereafter in force. However, such indemnity shall not apply on account of:

a. Acts or omissions of a director finally adjudged to be intentional misconduct or a knowing violation of law;

b. Conduct of a director finally adjudged to be violation of RCW 23B.08.310; or

c. Any transaction with respect for which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

The corporation shall advance expenses for such persons pursuant to the terms set forth in the Bylaws, or in a separate directors' resolution or contract.

10.2 The Board of Directors may take such action as is necessary to carry out these indemnification and expense advancement provisions. It is expressly empowered to adopt, approve, and amend from time to time such Bylaws, resolutions, contracts, or further indemnification and expense advancement arrangements as may be permitted by law, implementing these provisions. Such Bylaws, resolutions, contracts or further arrangements shall include· but not be limited to implementing the manner in which determinations as to any indemnity or advancement of expenses shall be made.

10.3 No amendment or repeal of this Article shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE 11
TRANSACTIONS IN WHICH DIRECTORS HAVE AN INTEREST

Any contract or other transaction between this corporation and one or more of its Directors, or between this corporation and any corporation, firm, association or other entity of which one or more of its Directors are shareholders, members, directors, officers or employees or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such Director or Directors at the meeting of the Board of Directors which acts upon or in reference to such contract or transaction and notwithstanding his or their participation in such action, by voting or otherwise even though his or their presence or vote, or both, might have been necessary to obligate this corporation upon such contract or transaction; provided, that the transaction is fair to the corporation at the time it is authorized, approved, or ratified.

ARTICLE 12
ACTION BY NON UNANIMOUS SHAREHOLDER CONSENT

12.1 Subject to the provisions of RCW 3B.07.040, shareholders will be permitted to take action by less than unanimous consent of all shareholders entitled to vote on an action.

12.2 Before the date on which the action becomes effective, notice of the taking of such action shall be given to each shareholder of record, communicated by any means permitted by the Washington Business Corporation Act, describing with reasonable clarity and specifying the general nature of the action approved, stating the effective date and time of the approved action, and accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action. Except as otherwise provided in RCW 23B.07.040; such notice shall be given as follows: (a) if mailed, by deposit in the U.S. mail at least seventy-two (72) hours prior to the specified effective time of such action, with first-class postage thereon prepaid, correctly addressed to each shareholder of record at the shareholder's address as it appears on the current record of shareholders of the corporation; or (b) if delivered by personal delivery, by courier service, by wire or wireless equipment, by telegraphic or other facsimile transmission, or by any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder of record at the physical address, electronic mail address, or facsimile number, as it appears on the current record of shareholders of the corporation, at least seventy-two (72) hours prior to the specified effective time of such action.

The foregoing is executed under penalty of perjury by the undersigned, who is authorized to do so on behalf of the Corporation.

Dated 1/10/2022

DocuSigned by:
Jacob Klinginsmith
08830C4069BA435...
Jacob Klinginsmith, President

Work Order #: 2022011300031457 - 1
Received Date: 01/13/2022
Amount Received: $80.00

CERTIFICATE OF OFFICER REGARDING AMENDED AND RESTATED ARTICLES OF INCORPORATION

Pursuant to RCW 23B.10.060, the undersigned, as the duly elected and qualified President of Tamarack Aerospace Group, Inc. (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is Tamarack Aerospace Group, Inc.

2. Effective as of 8:00 a.m., Pacific time, on January 10, 2022, Section 5.1 of Article 5 of the Articles of Incorporation has been amended and restated in its entirety as follows:

   5.1 Shares. The total number of shares of stock which the corporation shall have authority to issue is Fifty-Five Million (55,000,000), consisting of Fifty Million (50,000,000) shares of Common Stock, par value $0.0001 per share (the "Common Stock"), and Five Million (5,000,000) shares of Preferred Stock, par value $0.0001 per share (the "Preferred Stock").

   Effective as of 8:00 a.m., Pacific Time, on January 10, 2022 (the "Effective Time"), each one (1) share of the Corporation's Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be split into five (5) shares of Common Stock without increasing or decreasing the par value of each share of Common Stock (the "Stock Split"). Each stock certificate that, immediately prior to the Effective Time, represented shares of pre-Stock Split Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Corporation or the respective holders thereof, represent that number of whole shares of post-Stock Split Common Stock into which the shares of pre-Stock Split Common Stock represented by such certificate shall have been split; provided, however, that each holder of record of a certificate that represented shares of pre-Stock Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-Stock Split Common Stock into which the shares of pre-Stock Split Common Stock represented by such certificate shall have been combined pursuant to the Stock Split.

3. This amendment does not provide for an exchange, reclassification, or cancellation of issued shares.

4. This amendment was adopted and duly approved by the Board of Directors of the Corporation in accordance with the provisions of RCW 23B.10.020 on January 10, 2022, and shareholder approval was not required.

5. The Amended and Restated Articles of Incorporation of Tamarack Aerospace Group, Inc. are attached hereto.

The foregoing is executed under penalty of perjury by the undersigned, who is authorized to do so on behalf of the Corporation.

Dated: 1/10/2022

DocuSigned by:
Jacob Klinginsmith
08830C4069BA435...

Name: Jacob Klinginsmith
Title: President

Work Order #: 2022011300031457 - 1
Received Date: 01/13/2022
Amount Received: $80.00